

Tel: 02 9921 2999
Fax: 02 9921 2552

St Leonards
72 Christie Street
St Leonards NSW 2065

AGL Energy L
ABN 74 115

Locked Bag 1837
ST LEONARDS NSW 2065
www.agl.com.au



06019584

SUPPL

21 December 2006



RECEIVED
DEC 27 2006
210
PROCESSING
SECTION

U.S. Securities and Exchange Commission,
Division of Corporation Finance,
100 F. Street, N.W.,
Washington, D.C. 20549.

Re: AGL Energy Limited -- Rule 12g3-2(b) Exemption
File No. 82-35037

Dear Sir/Madam

The enclosed information is being furnished by AGL Energy Limited ("AGL") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that AGL is subject to the Exchange Act.

Yours faithfully,

Phil Breden
Company Secretary

PROCESSED
JAN 05 2007
THOMSON
FINANCIAL


SEC MAIL PROCESSING RECEIVED SECTION
DEC 2 7 2006
WASH. D.C. 210

Issues Raised and Reported to the ASX

Period 11 October 2006 – 27 November 2006 (inclusive)

11/10/2006	Constitution
17/10/2006	Final Director's Interest Notice x 2
18/10/2006	Initial Director's Interest Notice x 8
25/10/2006	Letter to Shareholders
30/10/2006	Investor Presentation
31/10/2006	Initial Director's Interest Notice
03/11/2006	Change of Director's Interest Notice x 2
06/11/2006	Change of Director's Interest Notice
14/11/2006	Asia Pacific Investor Summit Presentation
24/11/2006	AGL Confirms additional $55m Cost Savings
27/11/2006	Wins Queensland Sun Gas Retail Business

Issues Raised and Reported to the ASIC

Period 11 October 2006 – 3 November 2006

11/10/2006	Change to Company details appointment or cessation of a Company Officeholder
19/10/2006	Financial Report Company – Appoint Change Name/address of Auditor Financial Report – Public Company or Disclosing Entity
27/10/2006	Certification of Compliance with Stamp Duties Law by Provisional Charge
03/11/2006	Change to Company Details Change to Ultimate Holding Company Notification of Share Issue Change to Share Structure



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 27/11/2006

TIME: 15:40:18

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

ACCC Accepts Alinta Undertaking on Alinta APT MergerProposal

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 27/11/2006

TIME: 09:37:02

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Wins Queensland Sun Gas retail business

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL Centre, 72 Christie Street
St Leonards, 2065

Locked Bag 1837
St Leonards, 2065
www.agl.com.au

asx & media release

November 27, 2006

AGL wins Queensland Sun Gas retail business

AGL Energy Limited (AGL) has secured an entry into Australia's fastest growing energy market through the successful $75 million acquisition of the Queensland Government's Sun Gas retail business which includes approximately 70,800 residential and industrial and commercial customers located primarily in South-East Queensland consuming a sizeable 34 petajoules (PJ) of gas per year.

AGL Managing Director Mr Paul Anthony said "AGL is delighted to secure such a value-enhancing transaction at a price which is expected to yield a return on capital in the upper-teens and even though a modest investment, will provide a 1.4 per cent increase in earnings per share in fiscal 2008.

"Not only have we secured the gas business at an attractive price, we have also secured a strategic beachhead to aggressively grow our electricity and gas business in one of Australia's most attractive energy markets. We can now take full advantage of our leading cost to serve position and soon to be implemented new customer support systems, to organically build a very substantial energy business in this important market place."

Mr Anthony added that AGL had also offered a competitive bid for the Queensland Government's Sun Retail electricity business but was unsuccessful.

"We are naturally disappointed not to have secured the retail electricity business of Sun Retail," he said.

"However, we took a very disciplined approach to the transaction and bid for that business at a full price which we believed would have created value for our shareholders.

"The Sun Gas retail business is a great transaction delivering a substantial gas-load base in close proximity to AGL's newly developing equity interests in coal seam methane gas. We will now turn our focus into developing the business to act as our organic growth engine in the region and re-focus our efforts on bidding for the second-tranche of the government retail customers with the Powerdirect Australia sale package".

The Sun Gas acquisition will be funded from existing debt facilities and is expected to be completed in February 2007.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Investors & Analysts
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

- Sun Gas supplies around 70,800 residential and industrial and commercial customers in Queensland, Northern New South Wales and Victoria and is the second largest Queensland gas retailer.
- In Queensland, Sun Gas is the second largest gas retailer and has approximately 50 per cent of all mass market customers
- It has seven main gas supply agreements and buys natural gas and coal seam methane gas from a variety of producers in Queensland, (South West Queensland, the Roma area and the Surat and Bowen Basins and Victoria
- Sun Gas customers consume 34 PJs per annum of gas, Queensland/ Northern NSW - 23pj, Victoria - 11pj and reported total revenues of approximately $190 million for fiscal 2006
- Sun Gas has a diversified range of gas supply and transportation arrangements with duration out until 2014
- There are transitional arrangements with the Queensland Government (ENERGEX) which will cover call centre and billing functions for existing Sun Gas customers until they are migrated across to AGL's systems.

Sun Gas Service area



Redcliffe
Oakey distribution area
Oakey
Brisbane
Wynnum
Toowoomba distribution area
Cleveland
Toowoomba
Brisbane distribution area
Logan Village
Gold Coast distribution area
Surfers Paradise
Queensland
Tweed Heads
New South Wales
QLD
NSW



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 24/11/2006

TIME: 09:58:39

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

AGL confirms additional $55m cost savings

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



AGL Energy Limited
ABN 74 115 061 375

72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

Locked Bag 1837
St Leonards, 2065 NSW AUSTRALIA
www.agl.com.au

asx & media release

November 24, 2006

AGL confirms additional $55m cost savings

AGL Energy Limited (AGL) has today announced it has largely completed its corporate restructuring program and is now able to confirm additional ongoing cost savings of $55 million per annum.

AGL Managing Director Paul Anthony said the restructuring program was now 75 per cent complete allowing AGL to quantify the full benefit of the resulting cost savings. These savings are in addition to the previously disclosed $60 million annual savings arising from Project Phoenix, AGL's retail process and systems restructuring and rationalisation program.

When combining both the previously announced Project Phoenix savings and today's corporate cost savings, the new AGL is looking to deliver ongoing, sustainable cost savings of approximately $115 million per annum.

"Now that we are three-quarters of the way through our corporate restructuring program, AGL is able to more clearly define the additional cost savings I had foreshadowed to the market," Mr Anthony said.

"We have taken a very focused and deliberate approach to the restructuring program, ensuring we have the right size and appropriate competency mix to enable the new AGL to operate effectively and efficiently in the ever increasingly competitive energy markets."

" We will have an immediate, commanding competitive advantage in our existing markets and any other markets we enter, by having the absolute lowest cost to serve, and being able to identify and extract value from whatever part of the energy chain we are targeting," Mr Anthony added.

Cumulative Annualised Cost Savings

	FY07	FY08	FY09 & forward
Additional corporate cost savings[1]	$50m	$55m	$55m
Existing Project Phoenix cost savings	$20m	$30m	$60m
Total per annum	**$70m**	**$85m**	**$115m**

The corporate restructuring process has resulted in a flatter, more agile structure reducing management layers from eight to no more than three layers under the Managing Director.

"I am very much an advocate of reducing hierarchical structures and aligning remuneration and reward with an individual's personal contribution to a company's results. We have now put in place a

[1] Gross basis, excludes indicative total redundancy expenses of ~$17.5m. Total (net) amount of $115m commences FY09 and following years.

team of very talented people at AGL and a new organisational structure, combined with a planned remuneration structure, that will promote a culture of performance, delivery and contribution," Mr Anthony said.

Earnings guidance update

The existing AGL guidance for the 2007 financial year (per the supplementary scheme booklet of September 21, 2006) of $321.0 million profit after tax and earnings per share (EPS) of $0.798 remains together with the AGL medium term earnings forecast of approximately 15 per cent EPS growth with associated 60 per cent dividend payout forecast. Any update, where applicable, will be provided no later than in conjunction with AGL's inaugural interim result for the period ending December 31, 2006 which is currently scheduled for release to market on February 22, 2007.

Indicative AGL financial calendar[2]

2007 interim period ends	31 December 2006
2007 interim result & dividend announced	22 February 2007
2007 interim dividend payable	late March 2007
2007 full year ends	30 June 2007
2007 full year result & dividend announced	22 August 2007
2007 full year dividend payable	late September 2007
Annual General Meeting	8 November 2007

Further enquiries:

Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Analysts & Investors
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

[2] Indicative dates only, subject to change/board confirmation.


ASX
AUSTRALIAN STOCK EXCHANGE


SEC MAIL
RECEIVED
PROCESSING
DEC 27 2006
WASH. D.C.
210
SECTION

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 14/11/2006

TIME: 10:36:05

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Asia Pacific Investor Summit Presentation

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

agl energy

positioned for growth

paul anthony, managing director & ceo






morgan stanley
asia pacific summit

november 2006



disclaimer

the information in this presentation:

- is not an offer or recommendation to purchase or subscribe for securities in agl energy limited or to retain any securities currently held
- does not take into account the potential and current individual investment objectives or the financial situation of investors
- was prepared with due care and attention and is current at the date of the presentation

actual results may materially vary positively or negatively from any forecasts (where applicable) in this presentation. before making or varying any investment in securities in agl energy limited, all investors should consider the appropriateness of that investment in light of their individual investment objectives and financial situation and should seek their own independent professional advice.

introducing agl energy

commencing from a position of strength

- Australia's largest retailer of gas & electricity
 - ~ 2.8m customers across NSW, Victoria, South Australia and Queensland
 - ~ 0.8m customers through JVs in the ACT (ActewAGL) & Western Australia (AlintaAGL)
- depth & breadth of operating experience in deregulated markets
- significant scale, brand strength & heritage
- strong opening financial structure offering growth funding flexibility & supporting increasing, sustainable shareholder returns
- extensive, existing asset portfolio with solid, identified growth opportunities in new carbon–constrained environment
- strong natural hedge to retail customer base with opportunity to grow through further integration upstream
 - electricity generation & upstream gas reserves
- S&P/ASX 50 company with market capitalsiation of ~AUS$5.5 billion









a focused energy company

Operational Snapshot

Retail Customers
2M Gas
1.6M Electric
1.3M Dual Fuel
(inc. JVs)

Generation
1,757 MW Equity
3,258 MW (inc. JVs)

Gas Reserves
3,785 PJs contracted
650 PJs Equity Gas

New Generation
1,800–2,700 MW
under review



Key:
Hydro generation
Gas generation
Brown coal generation
Cogeneration
Landfill and biogas generation
Upstream gas
PNG Upstream Gas Project (10%)
1,500 PJ terminating in 2028
Moranbah Gas Project (50%)
Cooper Basin
605 PJ contracted
terminating 2006, 2011, 2016
Bowen/Surat Basin
335 PJ contracted
terminating 2020
QLD Customers
1,000 electricity
AlintaAGL WA Customers (33%)1
540,000 gas
1,000 electricity
AGL Hydro NSW
(53 MW)
SA Customers
53,000 gas
538,000 electricity
Sydney CSM Project (50%)
145PJ
terminating in 2015
AlintaAGL Pinjarral cogeneration
(33% of 140 MW)
Hallett
(180 MW)
NSW Customers
775,000 gas
192,000 electricity
ACT Customers
107,000 gas
153,000 electricity
VIC Customers
511,000 gas
711,000 electricity
AGL Hydro Vic
(593MW)
Loy Yang A
(32.5% of 2,120 MW)
Gippsland Basin
1,200PJ contracted
terminating 2009, 2017
Somerton
(150MW)
Other cogeneration (9 MW)
Landfill gas portfolio (14 MW)

1. AGL Energy will initially have 33% of AlintaAGL with option to go to 100% over 5 years.

the integrated strategy

the 'four corners' approach

hunters & gatherers of value across gas & electricity chains



electricity
upstream supply
gas
fuel contracts
thermal fuel generation
renewable generation
power purchase agreements
complex hedge products and trading
influencing regulatory & industry outcomes
upstream equity gas
contract gas
diversity of supply contracts
gas storage
diversity of haulage products
3.6 million retail accounts
electricity
downstream supply
gas

growth platform & skills to succeed across gas & electricity energy chains

the integrated strategy

the 'four corners' approach...in action

- ~2,700MW of new, clean burn generation projects under review
- further potential for acquisitive growth
- increasing upstream equity gas positions
 - -PNG
 - -Moranbah (Qld)
 - -Sydney Basin

upstream supply electricity



downstream retail electricity





upstream supply gas



downstream retail gas

- bidding on 800,000 retail customers in Queensland
- opportunity to convert 540,000 WA gas customers to dual-fuel accounts
- significant success in converting existing customers to dual-fuel accounts
- new growth via recent acquisition of WA Retail (AlintaAGL JV)

growth platform & skills to succeed across gas & electricity energy chains

electricity generation



managing peak demand

- strategic positions in power generation with focus on peak assets to balance downstream price risk and capture share of profit pool as it moves to upstream suppliers
- currently able to meet ~80%[1] of average and ~44%[1] of own peak demand
- organic generation projects identified to meet future peak demand needs
- new investments in gas-fired, hydro and wind to diversify portfolio and enhance future carbon footprint



timeline
2007
2008
2009
2010
2011
in progress
Hallett wind power generator 95MW (SA)
Bogong 140MW (Vic) and West Kiewa 12MW (Vic) hydro power generators
in development
Hallett gas power generator expansion 250MW (SA)
Townsville gas generator 370MW (Qld)
Bluff wind power generator 45MW (SA)
planning stage
Mica Creek upgrade 70-100MW (Qld - 50/50 JV)
Dollar 79MW (Vic) and Macarthur 330MW (Vic) wind power generators
Leafs Gully stage 1 300MW (NSW) and stage 2 300MW (NSW) gas power generators

1. Equity generation coverage in key markets of Vic and SA.

carbon effective generation

Current generation mix
Total Equity MW = 1,757[1]



Coal
39%
Gas
22%
Hydro
37%
Renewable
2%

Potential generation mix post development projects
Total Equity MW = 4,381[1]



Coal
16%
Renewable
15%
Gas
51%
Hydro
18%

both current & potential generation portfolios are well structured to meet the future carbon constrained environment

[1] Includes off-take arrangements

upstream gas



gas – the 'spark-spread' equation

- extensive, contracted commercial reserves of upstream gas in Eastern Australia of ~ 3,785 PJ ensuring wholesale gas costs are maintained at competitive levels
- acquisitive growth opportunities to secure longevity and continuity of supply at lowest cost and to manage exposure of retail business
- educated player but not principal E&P participant (equity positions only – focus on producing assets not exploration)
- exploring storage and distributed generation technologies to enhance flexibility and diversity of fuel supply



Key
Contract gas
(remaining under contract)
Equity interests
LPG assets
PNG 1,500 PJ
PNG 10% equity
Carnarvon Basin (AlintaAGL)
Moranbah Gas 50% equity
Cooper Basin 605 PJ
Surat CSM 335
Sydney CSM 145 PJ
Sydney CSM 50% equity
Gippsland Basin 1,200 PJ
HC Extractions (100%)

integration – the end game

managing & mitigating risk

- leverage position as one of the largest purchasers of wholesale gas and electricity in Australia reducing cost of supply
- achieve appropriate balance between contract and equity supply
 - indicative portfolio targets of ~1/3rd equity gas & ~50 – 60% own, total generation load
- exploit scale and ingenuity to capture least cost-to-serve advantage
- use superior market insight to develop new innovative retail & wholesale products
- influence regulatory & industry outcomes



Risk Mitigation
Diversified, Flexible Portfolio of Equity & Contract positions
Profit Maximisation
Avoiding the commodity price trap by participating in upstream & downstream profit pools

png update

the incremental approach

png pipeline project

- lack of committed foundation load resulted in cessation of existing FEED
 - prior project structure did not meet agl energy investment return criteria
- currently exploring potential incremental build approach with upstream producers
- retain project development option
 - agl energy will not build pipeline if incremental approach proceeds

png gas project

- no impact on carrying value of png upstream investment
- continues to deliver excellent returns against agl's initial investment of ~AUS$560.0m

indicative incremental pipeline approach



PAPUA
NEW GUINEA
Torres Strait
Cape York
Gove
Cooktown
Cairns
Townsville
NORTHERN TERRITORY
Mackay
Cannington
Moranbah
Rockhampton
Gladstone
QUEENSLAND
Roma
Moomba
Ballera
SOUTH AUSTRALIA
Brisbane

corporate structure

breaking down silos


ceo
people & culture
merchant energy
finance
business development
retail
external affairs
growing competencies
maximise use of human capital · framing performance hurdles · spotting and developing talent · developing leaders
shaping market rules/policy and protect brand
shaping policy · monitoring compliance · strategic communication · maximise leverage of AGL brand
best use of financial and human capital
strategy · planning · investment targeting · opportunity screening and prioritisation · continuous improvement
financial targeting
capital rationing · financial targeting · cash management · treasury · performance monitoring · investor targeting & mgmt
opportunity pipeline
continuous flow to opportunity pipeline for opportunity screening
external
optimisation of hedge
optimisation of physical and derivative hedges

key financials

forecast income statement

	pro forma 30 June 2007 AUS$ m
EBITDA	746
EBIT	573
Finance costs	-61
Profit before tax	512
Tax	-191
Profit after tax	**321**
EPS (cents)[1]	**79.8**

[1] The EPS forecast for the year ending 30 June 2007 is based on weighted average shares outstanding of approximately 402.3 million following completion of the Rec ommended Proposal. Total shares on issue at Transaction Implementation Date, 377 million.

powering efficiency & effectiveness





Total FTE
4250
4000
3500
3000
2500
2000
1500
1000
500
Transfer To Alinta
Corporate
Merchant
Retail
FY2006
FY2007
FY2008
OPEX/Customer to serve
$91
$68m
$?
today
postPhoenix
further savings

Ongoing savings of $60–70m p.a. driven by 'project phoenix' retail process enhancement & systems consolidation with additional corporate cost savings yet to be quantified

earnings outlook



strong earnings[1] growth to drive TSR

- strategy to target high-growth energy sectors
- operating scale advantages
- value-adding growth opportunities
- identified, ongoing cost savings



EBITDA[2] ($m)
Annual growth ~40%
535
746
2006
2007
earnings per share (cents)
Annual growth ~15%

1. forecast earnings are on a business as usual basis for new AGL's 30 June year end and do not incorporate projected earnings from potential acquisitions
2. profit from ordinary activities before finance costs, income tax expense, depreciation and amortisation and after pro forma adjustments

in summary

key benefits

- diversified portfolio of assets across Australia with strong growth opportunities
 - solid, identified growth opportunities in agl energy's leading retail, power generation and upstream equity gas portfolios
- a focused business with expert management
 - a focus on maximizing & sustaining shareholder returns (measured on a TSR basis)
 - appropriate capital structure to support growth aspirations
- ongoing cost savings and synergies
 - identified, ongoing cost savings of $60–$70m p.a.
 - via retail energy process and system rationalisation (project phoenix)
 - additional corporate cost savings (yet to be quantified) from organisational restructuring benefits

agl energy – an attractive investment forecasting ~15% EPS growth over the medium term (3 – 5 years) with a targeted 60% dividend payout ratio, fully franked

agl energy

positioned for growth

paul anthony, managing director & ceo






morgan stanley
asia pacific summit

november 2006

further information/contacts

a full range of information on AGL including a soft copy of the scheme booklet, prior AGL annual reports, presentations and financial results are available from our website www.agl.com.au

alternatively, contact



graeme thompson
head of investor relations
agl energy limited
phone: +61 2 9921 2789
mobile: +61 (0) 412 020 711
email: gthompson@agl.com.au

appendices

- agl energy – financial year 2007 dividend makeup
- old agl – share price performance, pre demerger through until delisting
- agl & alinta – merger/demerger overview

agl energy – fy07 dividends

Indicative split & timing (subject to AGK & AAN board approvals) **of forecast AGK 30 June 2007 financial year, 80.0cps fully franked dividend** (for AGK shareholders on register at respective record dates).

Represents ~8 months of **new** AAN (Nov 06–Jun 07). Anticipated to be paid in accordance with existing Alinta financial calendar[1]

- Final div of **~4.8 cps** payable Mar 07
- Interim div of **~14.3 cps** payable Sept 07

Represents ~8 months of **new** AGK (Nov 06 –Jun 07). Anticipated to be paid in accordance with existing AGL financial calendar[1]

- Interim div of **~9.5 cps** payable Mar 07
- Final div of **~25.9 cps** payable Sept 07


new Alinta
19.1 cents[2]
new AGL Energy
35.4 cents
old AGL
25.5 cents
80 cents
fully franked

Transaction div of **25.5cps** paid 23 Oct (represented ~4 months of old AGL, July 06–Oct 06)

[1] AGK balance date 30 June & AAN balance date 31 December
[2] Cents per AGK share (existing AGL shareholders received 0.5775 new Alinta shares for each AGL share)

old agl share price performance



AGL share price
All Ordinaries
$24.00
$22.00
$20.00
$18.00
$16.00
$14.00
$12.00
$21.75 Closing share price 11-Oct-06
$14.50 Closing share price 28-Oct-05
+50%
Oct/05
Nov/05
Dec/05
Jan/06
Feb/06
Mar/06
Apr/06
May/06
Jun/06
Jul/06
Aug/06
Sep/06

overview
agl / alinta merger / demerger

- **agl energy** holds old agl's existing energy retail, power generation and upstream gas assets together with an initial 33% interest in Alinta's WA retail and cogeneration business (now AlintaAGL)[1]
- **new Alinta** holds the infrastructure assets and investments and asset management businesses of old Alinta and old AGL, plus an initial 67% interest in AlintaAGL[1]


pre merger / demerger
AGL infrastructure assets
AGL energy assets
AGL
Alinta WA retail & cogeneration
Alinta investments & infrastructure assets
Alinta
now²
Old AGL energy assets
new AGL
AGL
33%
AlintaAGL¹ (old Alinta WA retail & cogeneration)
67%
Old AGL infrastructure assets
Old Alinta investments & infrastructure assets
new Alinta
Alinta

1. agl energy holds a 33% interest in AlintaAGL with the option to move to 100% ownership in five years.
2. agl shareholders received 1 AGL energy share for each old AGL share and .5775 new Alinta shares for each old AGL share


ASX
AUSTRALIAN STOCK EXCHANGE


SEC MAIL PROCESSING
DEC 27 2006
WASH, D.C.

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 06/11/2006

TIME: 13:22:52

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	AGL ENERGY LIMITED
ABN	74 115 061 375

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JEREMY CHARLES ROY MAYCOCK
Date of last notice	30 OCTOBER 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	JCR & EJ MAYCOCK FAMILY TRUST
Date of change	1 NOVEMBER 2006
No. of securities held prior to change	7,100
Class	ORDINARY
Number acquired	2,600
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15.20
No. of securities held after change	9,700

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	PURCHASE ON MARKET

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 03/11/2006

TIME: 15:07:50

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice x 2

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	AGL ENERGY LIMITED
ABN	74 115 061 375

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JEREMY CHARLES ROY MAYCOCK
Date of last notice	18 OCTOBER 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	JCR & EJ MAYCOCK FAMILY TRUST
Date of change	30 OCTOBER 2006
No. of securities held prior to change	4,100
Class	ORDINARY
Number acquired	3,000
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15.42
No. of securities held after change	7,100

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	PURCHASE ON MARKET

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	AGL ENERGY LIMITED
ABN	74 115 061 375

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	SANDRA McPHEE
Date of last notice	18 OCTOBER 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	K&S MCPHEE NOMINEES PTY LIMITED <THE MCPHEE SUPERFUND A/C>
Date of change	30 OCTOBER 2006
No. of securities held prior to change	1,200
Class	ORDINARY
Number acquired	2,000
Number disposed	

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15.46 per share
No. of securities held after change	3,200
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	PURCHASE ON MARKET

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 31/10/2006

TIME: 15:52:57

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Initial Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	AGL ENERGY LIMITED
ABN	74 115 061 375

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JEREMY CHARLES MAYCOCK
Date of appointment	9 OCTOBER 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil. **(Previously advised as a direct interest in 4,100 ordinary shares in the company)**

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Beneficial interest held through the JCR & EJ Maycock Family Trust	4,100 ordinary shares in the Company. (Previously advised as a direct holding)

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/10/2006

TIME: 16:01:34

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Investor Presentation

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

agl energy

positioned for growth



Investor Presentation

October 2006



disclaimer

The information in this presentation:

- is not an offer or recommendation to purchase or subscribe for securities in AGL Energy Limited or to retain any securities currently held
- does not take into account the potential and current individual investment objectives or the financial situation of investors
- was prepared with due care and attention and is current at the date of the presentation

Actual results may materially vary positively or negatively from any forecasts (where applicable) in this presentation. Before making or varying any investment in securities in AGL Energy Limited, all investors should consider the appropriateness of that investment in light of their individual investment objectives and financial situation and should seek their own independent professional advice.

introducing agl energy

commencing from a position of strength

- Australia's largest retailer of gas, electricity & related services
 - ~ 2.8m customers across NSW, Victoria, South Australia and Queensland
 - ~ 0.8m customers through JVs in the ACT (ActewAGL) & Western Australia (AlintaAGL)
- depth & breadth of operating experience in deregulated markets
- significant scale, brand strength & heritage
- strong opening financial structure offering growth funding flexibility & supporting increasing, sustainable shareholder returns
- extensive, existing asset portfolio with solid, identified growth opportunities in new carbon-constrained environment
- strong natural hedge to retail customer base with opportunity to grow through further integration upstream
 - electricity generation & upstream gas reserves
- S&P/ASX 50 company with market capitalsiation of ~AUS$5.9 billion






a focussed energy company

Operational Snapshot

Retail Customers
2M Gas
1.6M Electric
1.3M Dual Fuel
(inc. JVs)

Generation
1,733 MW Equity
3,258 MW (inc. JVs)

Gas Reserves
3,785 PJs contracted
650 PJs Equity Gas

New Generation
1,800–2,700 MW
under review



Key:
Hydro generation
Gas generation
Brown coal generation
Cogeneration
Landfill and biogas generation
Upstream gas
Moranbah Gas Project(50%)
PNG Upstream Gas Project(10%)
1,500 PJ terminating in2028
Cooper Basin
605 PJ contracted, terminating 2006, 2011, 2016
Bowen/Surat Basin
335 PJ contracted, terminating 2020
QLD Customers
1,000 electricity
AlintaAGL WA Customers (33%)1
540,000 gas
1,000 electricity
AGL Hydro NSW (53 MW)
Sydney CSM Project (50%) 145 PJ terminating in 2015
SA Customers
53,000 gas
538,000 electricity
AlintaAGL Pinjarra1 cogeneration1 (33% of 140 MW)
Hallett (180 MW)
NSW Customers
775,000 gas
192,000 electricity
ACT Customers
107,000 gas
153,000 electricity
VIC Customers
511,000 gas
711,000 electricity
AGL Hydro Vic (593 MW)
Loy Yang A (32.5% of 2,120 MW)
Gippsland Basin 1,200PJ contracted terminating 2009, 2017
Somerton (150 MW)
Other cogeneration (9 MW)
Landfill gas portfolio(14 MW)

1. new AGL will initially have 33% of AlintaAGL with option to go to 100% over 5 years.

the integrated strategy

hunters and gatherers of value across the value chains



fuel contracts	thermal fuel generation	renewable generation	power purchase agreements	complex hedge products and trading



3.6 million retail gas and electricity accounts



upstream equity gas	contract gas	diversity of supply contracts	gas storage	diversity of haulage products



growth platform skills to succeed across gas & electricity energy chains

powering growth

- ~2,700MW of new, clean burn generation projects under review
- Further potential for acquisitive growth
- Increasing upstream equity gas positions
 - PNG
 - Moranbah (Qld)
 - Sydney Basin



- Bidding on 800,000 retail customers in Queensland
- Opportunity to convert 540,000 WA gas customers to dual-fuel accounts
- Significant success in converting existing customers to dual-fuel accounts
- New growth via recent acquisition of WA Retail (AlintaAGL JV)

growth platform skills to succeed across gas & electricity energy chains

electricity generation



managing peak demand

- strategic position in power generation with focus on peak assets to balance downstream price risk and capture share of profit pool as it moves to upstream suppliers
- currently able to meet ~80%[1] of average and ~44%[1] of own peak demand
- organic generation projects identified to meet future peak demand needs
- new investments in gas-fired, hydro and wind to diversify portfolio and enhance future carbon footprint


timeline
2007
2008
2009
2010
2011
in progress
Hallett wind power generator 95MW (SA)
in development
Bogong 130MW (Vic) and West Kiewa 12MW (Vic) hydro power generators
Hallett gas power generator expansion 250MW (SA)
Townsville gas generator 370MW (Qld)
Bluff wind power generator 45MW (SA)
planning stage
Mica Creek upgrade 70-100MW (Qld)
Dollar 79MW (Vic) and Macarthur 330MW (Vic) wind power generators
Leafs Gully stage 1 300MW (NSW) and stage 2 500MW (NSW) gas power generators

1. Equity generation coverage in key markets of Vic and SA.

upstream gas



gas: the 'spark-spread' equation

- increasing commercial reserves of upstream gas in Eastern Australia
- ~3,785 PJ of contracted gas to ensure wholesale gas costs are maintained at competitive levels
- acquisitive growth opportunities to secure longevity and continuity of supply at lowest cost and to manage exposure of retail business
- educated player but not principal E&P participant (equity positions only – focus on producing assets not exploration)
- exploring storage and distributed generation technologies to enhance flexibility and diversity of fuel supply



Key
Contract gas (remaining under contract)
Equity interests
LPG assets
PNG 1,500 PJ
PNG 10% equity
Carnarvon Basin (AlintaAGL)
Moranbah Gas 50% equity
Cooper Basin 605 PJ
Surat CSM 335 PJ
Sydney CSM 50% equity
Sydney CSM 145 PJ
Gippsland Basin 1,200 PJ
HC Extractions (100%)

forecast income statement

agl energy	year ended 30 June 2007 pro forma $m
EBITDA	746
EBIT	573
Finance costs	-61
Profit before tax	512
Tax	-191
Profit after tax	**321**
EPS (cents)[1]	**79.8**

[1] The EPS forecast for the year ending 30 June 2007 is based on weighted average shares outstanding of approximately 402.3 million following completion of the Recommended Proposal. Total shares on issue at Transaction Implementation Date, 377 million.

powering efficiency & effectiveness





2250
FTEs inc. contractors
-50%
Overhead
Merchant
Retail
2006
2007
2008



OPEX/Customer to serve
$91
$68
$?
today
post Phoenix
further savings



earnings outlook



strong earnings[1] growth to drive TSR

- strategy to target-high growth energy sectors
- operating scale advantages
- value-adding inorganic growth opportunities
- cost saving initiatives
- medium term forecast 15% compound growth in EPS with target 60% dividend payout ratio, fully franked

EBITDA[2] ($m)



annual growth ~40%
535
746
2006
2007

earnings per share (cents)



annual growth ~15%
69.5
79.8
2006
2007

1. forecast earnings are on a business as usual basis for new AGL's 30 June year end and do not incorporate projected earnings from potential acquisitions
2. profit from ordinary activities before finance costs, income tax expense, depreciation and amortisation and after pro forma adjustments

summary

key benefits

- diversified portfolio of assets across Australia with strong growth trajectory
 - solid, identified growth opportunities in AGL Energy's leading retail, power generation businesses and upstream equity gas portfolio
- a focused business with expert management
 - a focus on growth and maximizing shareholder returns (measured on a TSR basis)
 - appropriate capital structure to support both growth aspirations and ongoing shareholder returns
- ongoing cost savings and synergies
 - projected cost savings of $60-$70m p.a.
 - energy billing systems and process rationalisation, streamlining company functions
 - additional savings (yet to be quantified) from organisational restructuring benefits

agl energy – an attractive investment targeting 15% EPS growth over the medium term (3 – 5 years) with a targeted 60% dividend payout ratio, fully franked

further information/contacts

a full range of information on AGL including a soft copy of the scheme booklet, prior AGL annual reports, presentations and financial results is available from our website www.agl.com.au

alternatively, contact

graeme thompson
head of investor relations
agl energy limited
phone: +61 2 9921 2789
mobile: +61 (0) 412 020 711
email: gthompson@agl.com.au

appendices

- agl energy – financial year 2007 dividend makeup
- demerger taxation implications
- old agl – share price performance, pre demerger through until delisting

agl energy – fy07 dividends



Represents ~8 months of **new AAN** (Nov 06–Jun 07). Anticipated to be paid in accordance with existing Alinta financial calendar[1]

- Final div of **~4.8 cps** payable Mar 07
- Interim div of **~14.3 cps** payable Sept 07

Represents ~8 months of **new AGK** (Nov 06 –Jun 07). Anticipated to be paid in accordance with existing AGL financial calendar[1]

- Interim div of **~9.5 cps** payable Mar 07
- Final div of **~25.9 cps** payable Sept 07

new Alinta 19.1 cents[2]

new AGL Energy 35.4 cents

old AGL 25.5 cents

80 cents fully franked

Transaction div of **25.5cps** paid 23 Oct (represented ~4 months of old AGL, July 06–Oct 06)

[1] AGK balance date 30 June & AAN balance date 31 December

[2] Cents per AGK share (existing AGL shareholders received 0.5775 new Alinta shares for each AGL share)

taxation implications

AGL anticipates that the Australian capital gains tax (**CGT**) consequences for most Australian tax resident AGL Shareholders should be as shown below:

	Is CGT payable as a result of the Recommended Proposal?	What is the cost base of your AGL Energy Shares and New Alinta Shares?	When do you acquire your AGL Energy Shares and New Alinta Shares for CGT purposes?
Pre-CGT AGL Shares (ie shares acquired before 20 September 1985)	No	The **market value** of your AGL Shares at the time of the Recommended Proposal will be split between the AGL Energy Shares and the New Alinta Shares you will receive under the Recommended Proposal.	AGL Energy Shares – on the Transaction Implementation Date. New Alinta Shares – on the Transaction Implementation Date.
Post-CGT AGL Shares (ie shares acquired after 19 September 1985)	No	The **existing cost base** in AGL Shares will be split between the AGL Energy Shares and the New Alinta Shares you will receive under the Recommended Proposal. Details on how to do this should be available on the ATO website in time for completion of your 2007 income tax return.	AGL Energy Shares – on the Transaction Implementation Date. New Alinta Shares – on the date you acquired your AGL Shares.

*** NOTE: 'market value' and 'cost base split' to be advised following receipt of final ATO taxation ruling. Details to be provided on AGL website and with 2007 interim dividend mailing March 07.**

agl – share price performance


AGL share price
All Ordinaries
$24.00
$22.00
$20.00
$18.00
$16.00
$14.00
$12.00
$21.75 Closing share price 11-Oct-06
$14.50 Closing share price 28-Oct-05
+50%
Oct/05
Nov/05
Dec/05
Jan/06
Feb/06
Mar/06
Apr/06
May/06
Jun/06
Jul/06
Aug/06
Sep/06


ASX
AUSTRALIAN STOCK EXCHANGE


PROCESSING
SEC MAIL
RECEIVED
DEC 2 7 2006
SECTION
WASH., D.C.
210

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 25/10/2006

TIME: 17:06:27

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Letter to Shareholders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

ASX Statement

October 25, 2006

The Australian Gas Light Company (AGL) and AGL Energy Limited (AGK)

Attached is a copy of the letter sent to AGL Energy Shareholders with their Holding Statements.



Paul McWilliams
AGL Company Secretary



AGL Energy Limited
ABN 74 115 061 375

All Registry communications to:
Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Telephone: 1800 824 513
From outside Australia: +61 2 8280 7115
Facsimile: +61 2 9287 0303
ASX Code: AGK
Email: aglenergy@linkmarketservices.com.au
Website: www.agl.com.au

25 October 2006

Dear Shareholder

It gives me great pleasure to welcome you as a Shareholder of AGL Energy Limited – the new AGL.

Enclosed is your new Holding Statement detailing the shares you now own in new AGL. You should also receive a separate Holding Statement with details of your shareholding in Alinta Mergeco Limited (soon to be renamed Alinta Limited) – the new Alinta.

The two Holding Statements (from new AGL and new Alinta) represent for AGL Shareholders the culmination of the transaction approved at the Shareholders' Meeting on 6 October 2006. As a result, you now own shares in two new companies.

New AGL is one of Australia's leading integrated energy companies with a diversified portfolio of retail and power generation businesses, upstream gas assets and an initial 33% interest in the Western Australian AlintaAGL energy business.

New Alinta is Australia's largest energy infrastructure company listed on ASX with approximately $14 billion of assets under management.

A consequence of the transaction is that you no longer own shares in the company formerly known as The Australian Gas Light Company. Enclosed with this letter is an AGL Holding Statement confirming that position.

Also enclosed is a request for Tax File Number (TFN). Current law prohibits the transfer of your TFN to your new holding in AGL Energy. Please complete the request and return in the enclosed reply-paid envelope.

Finally, I want to thank you for your support and patience over the last twelve months. Over that time you will have received a number of communications from us and Alinta, many of them large and complex documents. Now that the transaction has been completed I hope that future communication from us will be a lot briefer and easier to understand.

Useful Shareholder Information

ASX Codes for the New Companies:

AGL Energy Limited	AGK
Alinta Limited	AAN

Share Registry Contact Details for AGL Energy:

Link Market Services Limited (**Link**)

Street Address: Level 12, 680 George Street, Sydney NSW 2000
Postal Address: Locked Bag A14, Sydney South NSW 1235

Phone:	1800 824 513 (Toll free within Australia)
	+61 2 8280 7115 (International)
Fax:	+61 2 9287 0303
Email:	aglenergy@linkmarketservices.com.au
Website:	www.agl.com.au

A copy of new AGL's privacy policy is included on the company website detailed above.

Yours sincerely



Mark Johnson
Chairman



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/10/2006

TIME: 16:52:26

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Initial Director's Interest Notice x 8

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	AGL ENERGY LIMITED
ABN	74 115 061 375

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DAVID CHARLES KEITH ALLEN
Date of appointment	5 OCTOBER 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Entitlement to 72,881 Ordinary Shares in the Company under the AGL Scheme of Arrangement which became effective on 11 October 2006

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
PLAN B TRUSTEES LIMITED <LIFETIME INVEST SERVICE A/C>	Entitlement to 4,320 Ordinary Shares in the Company under the AGL Scheme of Arrangement which became effective on 11 October 2006

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	AGL ENERGY LIMITED
ABN	74 115 061 375

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	PAUL ANTHONY
Date of appointment	1 MAY 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Entitlement to 309,230 Ordinary Shares in the Company under the AGL Scheme of Arrangement which became effective on 11 October 2006

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	AGL ENERGY LIMITED
ABN	74 115 061 375

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	CAROLYN JUDITH HEWSON
Date of appointment	5 OCTOBER 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Entitlement to 52,899 Ordinary Shares in the Company under the AGL Scheme of Arrangement which became effective on 11 October 2006

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	AGL ENERGY LIMITED
ABN	74 115 061 375

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MARK RODERICK GRANGER JOHNSON
Date of appointment	5 OCTOBER 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Entitlement to 204,003 Ordinary Shares in the Company under the AGL Scheme of Arrangement which became effective on 11 October 2006

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	AGL ENERGY LIMITED
ABN	74 115 061 375

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MAXWELL GILBERT OULD
Date of appointment	5 OCTOBER 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Entitlement to 14,365 Ordinary Shares in the Company under the AGL Scheme of Arrangement which became effective on 11 October 2006

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	AGL ENERGY LIMITED
ABN	74 115 061 375

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM JOHN REANEY
Date of appointment	5 OCTOBER 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Entitlement to 91,839 Ordinary Shares in the Company under the AGL Scheme of Arrangement which became effective on 11 October 2006

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
RENILTON PTY LTD <MEDUSA SUPER FUND A/C>	Entitlement to 20,000 Ordinary Shares in the Company under the AGL Scheme of Arrangement which became effective on 11 October 2006

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	AGL ENERGY LIMITED
ABN	74 115 061 375

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JEREMY CHARLES MAYCOCK
Date of appointment	9 OCTOBER 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Entitlement to 4,100 Ordinary Shares in the Company under the AGL Scheme of Arrangement which became effective on 11 October 2006

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AGL ENERGY LIMITED**
ABN	**74 115 061 375**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**SANDRA McPHEE**
Date of appointment	**9 OCTOBER 2006**

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Entitlement to 1,200 Ordinary Shares in the Company under the AGL Scheme of Arrangement which became effective on 11 October 2006

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/10/2006

TIME: 17:35:41

TO: AGL ENERGY LIMITED

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Final Director's Interest Notice x2

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	SIR RONALD BRIERLEY
Date of last notice	19 SEPTEMBER 2006
Date that director ceased to be director	9 OCTOBER 2006

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
77,770 ORDINARY SHARES

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	THE AUSTRALIAN GAS LIGHT COMPANY
ABN	95 052 167 405

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	DAVID CRAIG
Date of last notice	19 SEPTEMBER 2006
Date that director ceased to be director	9 OCTOBER 2006

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
3,645 ORDINARY SHARES

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

CORPORATIONS ACT 2001

COMPANY LIMITED BY SHARES

CONSTITUTION

OF

AGL ENERGY LIMITED


SEC MAIL
PROCESSING
RECEIVED
DEC 2 7 2006
SECTION
WASH, D.C.
210

PRELIMINARY

1. DEFINITIONS AND INTERPRETATION

1.1 In this Constitution:

'Approving Resolution' means a resolution to approve a Proportional Takeover Bid in accordance with **clause 12**;

'Approving Resolution Deadline' in relation to a Proportional Takeover Bid means the day that is the 14th day before the last day of the Bid Period;

'ASTC' has the same meaning as in the *Corporations Regulations*;

'ASTC-regulated Transfer' has the same meaning as in the *Corporations Regulations*;

'ASTC Settlement Rules' means the operating rules of ASTC;

'Auditor' means the Company's auditor;

'Bid Class' has the same meaning as in the *Corporations Act 2001*;

'Bidder' has the same meaning as in the *Corporations Act 2001*;

'Bid Period' has the same meaning as in the *Corporations Act 2001*;

'Business Day' has the same meaning as in the Listing Rules;

'Certificated Holding' has the same meaning as in the ASTC Settlement Rules;

'Chairman of AGL Energy' means the person elected by the Directors under **clause 69.1**:

'CHESS' has the same meaning as in the ASTC Settlement Rules;

'CHESS Holding' has the same meaning as in the ASTC Settlement Rules;

'Company' means AGL Energy Limited ACN 115 061 375;

'Constitution' means the constitution of the Company as amended from time to time;

'Director' means a person appointed to the position of a director of the Company;

'Directors' means all or some of the Directors acting as a board;

'**Exchange**' means Australian Stock Exchange Limited ACN 008 624 691 and includes any body corporate succeeding to all or most of the powers, functions and duties of the Australian Stock Exchange Limited;

'**Executive Director**' has the meaning given by **clause 73.1(c)**;

'**Issuer Sponsored Holding**' has the same meaning as in the ASTC Settlement Rules;

'**Licensed CS Facility**' has the same meaning as in Chapter 7 of the *Corporations Act 2001*;

'**Listing Rules**' means the Listing Rules of the Exchange in force from time to time as they apply to the Company (including any waiver of those Listing Rules and any condition to be complied with in relation to a waiver);

'**Managing Director**' means a Director appointed as managing director under **clause 73.1(a)**;

'**Marketable Parcel**' has the same meaning as in the market rules of the Exchange in force from time to time;

'**Non-Executive Director**' means a Director who is not an Executive Director;

'**Non-Marketable Parcel**' means a parcel of securities that is less than a Marketable Parcel;

'**Office**' means the Company's registered office;

'**Operating Rules**', in relation to a Licensed CS Facility, has the same meaning as in Chapter 7 of the *Corporations Act 2001*;

'**Proper ASTC Transfer**' has the same meaning as in the *Corporations Regulations*;

'**Proportional Takeover Bid**' has the same meaning as in the *Corporations Act 2001*;

'**Register**' means the register of Shareholders of the Company;

'**Registered Address**' means the last known address of a Shareholder as noted in the Register;

'**Related Body Corporate**' has the meaning given to it by section 9 of the *Corporations Act 2001*;

'**Representative**' means a person appointed by a Shareholder to act as its representative under **clause 52.1**;

'**Restricted Securities**' has the same meaning as in the Listing Rules;

'**Seal**' means the Company's common seal;

'**Secretary**' means any person appointed by the Directors to perform any of the duties of a secretary of the Company and if more than one person is appointed, any one or more of such persons;

'Shareholder' means a person who is a member of the Company under the *Corporations Act 2001*; and

'Shares' means shares in the share capital of the Company and includes ordinary shares.

1.2 In this Constitution, unless the contrary intention appears:

(a) the singular includes the plural and vice versa and words importing a gender include other genders;

(b) words importing natural persons include corporations;

(c) other grammatical forms of defined words or expressions have corresponding meanings;

(d) headings and notes do not affect the construction of this Constitution;

(e) a reference to the *Corporations Act 2001* is a reference to the *Corporations Act 2001* of the Commonwealth as modified or, amended or replaced from time to time; and

(f) a reference to the *Corporations Regulations* is a reference to the *Corporations Regulations 2001* of the Commonwealth as modified, or amended or replaced from time to time.

1.3 Unless the contrary intention appears in this Constitution, an expression in a clause of this Constitution has the same meaning as in the *Corporations Act 2001*. Where the expression has more than one meaning in the *Corporations Act 2001* and a provision of the *Corporations Act 2001* deals with the same matter as a clause of this Constitution, that expression has the same meaning as in that provision.

1.4 The provisions of the *Corporations Act 2001* that apply to certain companies as replaceable rules are displaced by this Constitution in their entirety and do not apply to the Company.

1.5 For the purposes of this Constitution, if the provisions of:

(a) the *Corporations Act 2001* and the Listing Rules;

(b) the *Corporations Act 2001* and the ASTC Settlement Rules; or

(c) the *Corporations Act 2001* and this Constitution,

conflict on the same matter, the provisions of the *Corporations Act 2001* prevail.

SHARES

2. RIGHTS

2.1 Subject to this Constitution, ordinary shares in the capital of the Company and all other types of Shares (except to the extent that the terms of issue of those other types of Shares provide otherwise) attract the following rights:

(a) the right to receive notice of and to attend and vote at all general meetings of the Company;

(b) the right to receive dividends; and

(c) in a winding up or a reduction of capital, the right to participate equally in the distribution of the assets of the Company (both capital and surplus), subject to any amounts unpaid on the Share and, in the case of a reduction, to the terms of the reduction.

3. ISSUE OF SHARES

3.1 Subject to the *Corporations Act 2001*, the Listing Rules and this Constitution, the Directors may issue and allot, or dispose of, Shares:

(a) on terms determined by the Directors;

(b) at the issue price that the Directors determine; and

(c) to Shareholders whether in proportion to their existing shareholdings or otherwise, or to such other persons as the Directors may determine.

3.2 The Directors' power under **clause 3.1** includes the power to:

(a) grant options over unissued Shares;

(b) issue and allot Shares:

(i) with any preferential, deferred or special rights, privileges or conditions;

(ii) with any restrictions in regard to dividend, voting, return of capital or otherwise;

(iii) which are liable to be redeemed;

(iv) which are bonus Shares for whose issue no consideration is payable to the Company; or

(v) which have any combination of the characteristics described in subparagraphs (i) to (iv) inclusive.

3.3 Without limitation to **clauses 3.1** and **3.2**, if the Company at any time proposes to create and issue any preference shares:

(a) the preference shares may be issued on the terms that they are, or at the option of the Company are, liable to be redeemed, whether out of profits or otherwise;

(b) the preference shares confer on the holders the right to convert the preference shares into ordinary shares if and on the basis determined by the Directors at the time of issue of the preference shares;

(c) the preference shares confer on the holders a right to receive out of the profits of the Company available for dividend a preferential dividend at the rate (which may be subject to an index) and on the basis determined by the Directors at the time of the issue of the preference shares;

(d) in addition to the preference dividend, the preference shares may participate with the ordinary shares in dividends declared by the Directors if and to the extent determined by the Directors at the time of issue of the preference shares;

(e) the preferential dividend may be cumulative if and to the extent determined by the Directors at the time of issue of the preference shares;

(f) the preference shares confer on the holders the right to a bonus issue or capitalisation of profits in favour of those shares only if and on the basis determined by the Directors at the time of issue of the preference shares;

(g) the preference shares are to confer on the holders:

(i) the right on redemption and in a winding up to payment in cash in priority to any other class of shares of:

(A) the amount paid or agreed to be considered paid on each of the preference shares; and

(B) the amount (if any) equal to the aggregate of any dividend accrued (whether declared or not) but unpaid and of any arrears of dividends; and

(ii) the right, in priority to any payment of dividend on any other class of shares, to the preferential dividend;

(h) the preference shares do not confer on the holders any further right to participate in assets or profits of the Company;

(i) the holders of the preference shares have the same rights as the holders of ordinary shares to receive notices, directors' reports, financial reports and to attend and be heard at all general meetings, but are not to have the right to vote at general meetings except as follows:

(i) on any question considered at a general meeting if, at the date of the meeting, the dividend on the preference shares is in arrears;

(ii) at a general meeting on a proposal:

(A) to reduce the share capital of the Company;

(B) that affects rights attached to the preference shares;

(C) to wind up the Company; and

(D) for the disposal of the whole of the property, business and undertaking of the Company;

(iii) at a general meeting on a resolution to approve the terms of a buy-back agreement; and

(iv) on any question considered at a general meeting held during the winding up of the Company;

(j) the rights of the issued ordinary shares are not to be deemed to have been varied by any issue of preference shares; and

(k) the Company may issue further preference shares ranking parri passu in all respects with (but not in priority to) other preference shares already issued and the rights of the issued preference shares are not to be deemed to have been varied by the further issue.

4. COMMISSION AND BROKERAGE

Any brokerage or commission which may be paid by the Company may be made in cash, by the issue and allotment of Shares, or the issue of debentures, or by a combination of any of those methods.

5. TRUSTS NOT RECOGNISED

5.1 Except as required by law, the ASTC Settlement Rules or as otherwise provided by this Constitution, the Company will not recognise any person as holding a Share on trust and the Company will not be bound to recognise any equitable, contingent, future or partial interest or any other right in respect of a Share except the registered holder's absolute right of ownership.

5.2 This **clause 5** applies even if the Company has notice of the relevant trust, interest or right.

6. JOINT HOLDERS

6.1 If two or more persons are registered as the holders of a Share, they are taken to hold the Share as joint tenants with benefit of survivorship and the person whose name appears first on the Register is the only joint holder entitled to receive notices from the Company.

6.2 Any one of the joint holders of a Share may give an effective receipt for any dividend or return of capital payable to the joint holders.

6.3 The Company is entitled to and in respect of CHESS Holdings, must:

(a) record the names of only the first three joint holders of a Share on the Register;

(b) regard the three joint holders of a Share appearing first on the Register as the registered holders of that Share to the exclusion of any other holders; and

(c) disregard the entitlement of any person to be registered on the Register as a holder if the name of the person would appear on the Register after the first three holders for that Share.

7. NO SHARE CERTIFICATES

7.1 The Directors will not, unless they determine otherwise or the Listing Rules require, issue a certificate to a Shareholder for any Shares registered in the Shareholder's name or record any holding on a certificated subregister.

7.2 Subject to the Listing Rules and the ASTC Settlement Rules, Shares may be held on any subregister maintained by or on behalf of the Company or on any branch register kept by the Company.

8. CLASS MEETINGS

8.1 The rights attached to any class of Shares may be varied in accordance with the *Corporations Act 2001*.

8.2 The provisions of this Constitution relating to general meetings apply, with necessary changes, to a meeting of a class of Shareholders as if it was a general meeting except that:

(a) a quorum is two persons holding or representing by proxy, attorney or Representative not less than 5% of the Shares of the class or, if there is one holder of Shares in the class, that holder or a person representing by proxy, attorney or representative that holder; and

(b) any five holders, or holders of Shares of the class present in person or by proxy, attorney or Representative who can vote not less than 5% of all votes held by Shareholders of that class, may demand a poll.

8.3 The rights conferred on the holders of Shares which are not ordinary shares and which have preferential or other special rights will, unless otherwise expressly provided by their respective terms of issue, be taken to be varied or abrogated by:

(a) the issue of Shares; or

(b) the conversion of securities into Shares,

which rank in priority to those Shares.

9. SMALL PARCELS

9.1 (a) If at any time the number of Shares registered in the name of a Shareholder is less than a number specified by the Directors (**'Specified Number'**) (such Shareholder for the purpose of this **clause 9** being referred to as an **'Eligible Shareholder'**), the Directors may cause a written notice (**'Notice'**) to be despatched to each Eligible Shareholder, requiring the Eligible Shareholder to advise the Company by a specified date (**'Relevant Date'**) whether the Eligible

Shareholder elects that the provisions of this clause are not to apply to those Shares.

(b) The number of shares specified by the Directors under **clause 9.1(a)** must be less than a Marketable Parcel.

(c) The Relevant Date must be not less than six weeks after the date of despatch of the Notice.

9.2 At the time the procedure provided for in this **clause 9 ('Procedure')** is invoked a Notice must be despatched to each and every Eligible Shareholder, or, if the Directors so determine, to each and every Eligible Shareholder whose shares are not held in a CHESS Holding.

9.3 The Notice must state that the Shares referred to in the Notice will be liable to be sold unless the Shareholder advises the Company by the Relevant Date that the provisions of this clause are not to apply to the Shares

9.4 Where the Shares referred to in the Notice are held in a CHESS Holding, the Notice shall contain a statement to the effect that, if those Shares remain in a CHESS Holding after the Relevant Date, the Company may, without further notice, move such of those Shares as remain in that CHESS Holding from the CHESS Holding to an Issuer Sponsored Holding or a Certificated Holding for the purpose of divestment by the company in accordance with the Procedure. A copy of the Notice must be sent to any other person which the ASTC Settlement Rules require must receive the Notice.

9.5 Every Eligible Shareholder on which a Notice has been served may by notice in writing to the Company and delivered to the Office before the Relevant Date require the Company not to sell that Shareholder's Shares in accordance with this clause in which event no sale of that Shareholder's Shares will take place.

9.6 If the Eligible Shareholder does not advise the Company by the Relevant Date that the provisions of this clause are not to apply to the Shares referred to in the Notice, any of those Shares which are held as at the Relevant Date may be:

(a) if held in a CHESS Holding, converted to an Issuer Sponsored Holding or a Certificated Holding; and

(b) in any case, sold by the Company.

9.7 Any Shares which may be sold under this clause may be sold on the terms, in the manner and at the time determined by the Directors and for the purposes of a sale under this clause each Eligible Shareholder:

(a) appoints the Company the Eligible Shareholder's agent for sale;

(b) authorises the Company to effect on the Eligible Shareholder's behalf a transfer of the Shares sold;

(c) appoints the Company and its Directors jointly and severally as the Eligible Shareholder's attorneys in the Eligible Shareholder's name and on the Eligible Shareholder's behalf to execute any instrument or take any other steps as they or any of them may consider appropriate to transfer the Shares sold.

9.8 The title of the transferee to Shares acquired under this clause is not affected by any irregularity or invalidity in connection with the sale of Shares to the transferee.

9.9 (a) The proceeds of any sale of Shares under this clause less any unpaid calls and interest ('**Sale Consideration**') will be paid to the relevant Shareholder or as that Shareholder may direct.

(b) The Sale Consideration received by the Company in respect of all Shares sold under this clause will be paid into a bank account opened and maintained by the Company for the purposes of this clause.

(c) The Company will hold the Sale Consideration in trust for the Shareholder whose Shares are sold under this clause and will forthwith notify the Shareholder in writing that the Sale Consideration in respect of the Shareholder's Shares has been received by the Company and is being held by the Company pending instructions from the Shareholder as to how it is to be dealt with. If the Shareholder has been issued with a share certificate or certificates, the Shareholder's instructions, to be effective, must be accompanied by the share certificate or certificates to which the Sale Consideration relates or, if the certificate or certificates has or have been lost or destroyed, by a statement and undertaking under subsection 1070D(5) of the *Corporations Act 2001*.

9.10 Subject to the *Corporations Act 2001*, the Company or the purchaser will bear all costs, including brokerage and stamp duty, associated with the sale of any Shares under this clause.

9.11 The Procedure may only be invoked once in any 12 month period.

9.12 If the Procedure has been invoked and there is an announcement of a takeover bid for Shares, the power of the Company to sell Shares under **clauses 9.6** and **9.7** lapses following the announcement. However, the Procedure may be started again after the close of the offers made under the takeover.

CHANGES TO SHARE CAPITAL

10. CONSOLIDATION OR DIVISION

For the purpose of giving effect to any consolidation or division of Shares, the Directors may, subject to the ASTC Settlement Rules, settle any difficulty which arises with respect to fractions of Shares in any manner that they think expedient.

TRANSFER OF SHARES

11. GENERAL

11.1 Subject to this Constitution, a Shareholder may transfer Shares held by that Shareholder.

11.2 Subject to **clause 11.3**, Shares may be transferred by:

(a) a written transfer instrument in any usual or common form; or

(b) any other form approved by the Directors.

11.3 (a) The Company may participate in any computerised or electronic system for market settlement, securities transfer and registration conducted in accordance with the *Corporations Act 2001*, the Listing Rules and the Operating Rules of a Licensed CS Facility (including the ASTC Settlement Rules), or corresponding laws or securities exchange rules in any other country.

(b) If the Company participates in a system of the kind described in **clause 11.3(a)**, then despite any other provision of this Constitution:

(i) Shares may be transferred, and transfers may be registered, in any manner required or permitted by any one or more of the Listing Rules, the ASTC Settlement Rules and the Operating Rules of a Licensed CS Facility, as applicable (or corresponding laws or securities exchange rules in any other country applying in relation to the system);

(ii) the Company must comply with and give effect to those rules; and

(iii) the Company may, in accordance with those rules, decline to issue certificates for holdings of Shares.

11.4 A written transfer instrument must be:

(a) executed by the transferor or (where the *Corporations Act 2001* permits) stamped by the transferor's broker;

(b) unless the Directors decide otherwise in the case of a fully paid Share, executed by the transferee or (where the *Corporations Act 2001* permits) stamped by the transferee's broker; and

(c) in the case of a transfer of partly paid Shares, endorsed or accompanied by an instrument executed by the transferee or by the transferee's broker to the effect that the transferee agrees to accept the Shares subject to the terms and conditions on which the transferor held them, to become a Shareholder and to be bound by the Constitution.

Subject to the *Corporations Act 2001*, the written transfer instrument may comprise two documents.

11.5 Except as required by the ASTC Settlement Rules or the Operating Rules of any other Licensed CS Facility (if applicable):

(a) a transferor of Shares remains the holder of the Shares transferred until the transfer is registered and the name of the transferee is entered in the Register in respect of the Shares; and

(b) a transfer of Shares does not pass the right to any dividends on the Shares until such registration.

12. PROPORTIONAL TAKEOVER BID

12.1 Registration of a transfer giving effect to a contract resulting from the acceptance of an offer made under a Proportional Takeover Bid is prohibited unless and until an Approving Resolution approving the Proportional Takeover Bid is passed.

12.2 A person (other than the Bidder or an associate of the Bidder) who, as at the end of the day on which the first offer under the Proportional Takeover Bid was made, held Bid Class Shares is entitled to:

(a) vote on a Approving Resolution; and

(b) has one vote for each Bid Class Share held.

12.3 Where offers have been made under a Proportional Takeover Bid, the Directors must ensure that an Approving Resolution is voted on at a meeting of the persons described in **clause 12.1** before the Approving Resolution Deadline.

12.4 An Approving Resolution is passed if more than 50% of the votes cast on the resolution are cast in favour of the resolution, and otherwise is taken to have been rejected.

12.5 The provisions of this Constitution that apply to a general meeting of the Company apply, with such modifications as the circumstances require, to a meeting that is called under this clause as if the meeting was a general meeting of the Company.

12.6 If an Approving Resolution to approve the Proportional Takeover Bid is voted on in accordance with this clause before the Approving Resolution Deadline, the Company must, on or before the Approving Resolution Deadline, give:

(a) the Bidder; and

(b) the Exchange and any other relevant financial market (as defined in the *Corporations Act 2001)*,

a written notice stating that an Approving Resolution to approve the Proportional Takeover Bid has been voted on and whether it was passed or rejected.

12.7 If no resolution has been voted on in accordance with this clause as at the end of the day before the Approving Resolution Deadline, a resolution to approve the Proportional Takeover Bid is taken, for the purposes of this clause, to have been passed in accordance with this clause.

Note: Under the Corporations Act 2001, this clause 12 will automatically cease to have effect on the third anniversary of the date of adoption of this Constitution, or the third anniversary of the date this clause was last renewed, but this clause can be renewed by the company in general meeting.

13. TRANSFER PROCEDURE

13.1 Except where the Directors determine otherwise (so as to comply with laws or securities exchange rules of a foreign country, the ASTC Settlement Rules or the Operating Rules of a Licensed CS Facility), for a transfer of Shares that is not an ASTC-regulated Transfer:

(a) the written transfer instrument must be left at the Office or another place acceptable to the Company;

(b) the instrument must be accompanied by a certificate for the Shares dealt with in the transfer where a certificate has been issued, unless the Directors waive production of the certificate on receiving satisfactory evidence of the loss or destruction of the certificate; and

(c) the Directors may, if the Listing Rules permit, require other evidence of the transferor's right to transfer the Shares.

13.2 For a transfer of Shares that is an ASTC-regulated Transfer:

(a) if the Company participates in a computerised or electronic system of the kind described in **clause 11.3**, then Share transfers must be effected in accordance with the Listing Rules, the ASTC Settlement Rules and the Operating Rules of a Licensed CS Facility, as applicable (or the corresponding laws or securities exchange rules in any other country applying to the system); or

(b) if the Company does not participate in such a system, then the procedure is the same as in **clause 13.1**.

13.3 Subject to the Listing Rules, the Company must not charge a fee for any of the following:

(a) registering Proper ASTC Transfers or any other transfer in accordance with any computerised or electronic system of the kind described in **clause 11.3(a)**;

(b) registering paper-based transfers in registrable form;

(c) splitting certificates, renunciations and transfer forms;

(d) issuing certificates and transmission receipts;

(e) effecting conversions between sub-registers;

(f) noting transfer forms;

(g) issuing a statement showing the opening balance of the holder on the issuer sponsored sub-register;

(h) issuing a routine transaction statement to a security holder on the issuer sponsored sub-register; and

(i) sending a security holder details of a change to the holding which arises from an issue of securities or an acquisition of rights,

except where the issue of a certificate is to replace a lost or destroyed certificate.

14. RIGHT TO REFUSE REGISTRATION

14.1 Subject to **clause 14.3**, the Directors may in their absolute discretion refuse to register any transfer of Shares or other securities in any circumstances permitted by the Listing Rules.

14.2 Subject to clause 14.3, the Directors must:

(a) refuse to register any transfer of Shares or other securities, which are Restricted Securities, during the escrow period except as permitted by the Listing Rules or the Exchange; and

(b) refuse to register any transfer where the Company is, or the Directors are, required to do so by the Listing Rules.

14.3 Despite **clauses 14.1** and **14.2**, the Company must not refuse or fail to register or give effect to, or delay or in any way interfere with, a Proper ASTC Transfer (or any other transfer in accordance with any computerised or electronic system of the kind described in **clause 11.3)** of Shares or other securities quoted by the Exchange.

14.4 If a person has lodged a transfer which the Directors have refused to register, the Company must, within 5 Business Days after the date of lodgment, give to the lodging person written notice of the refusal and the reasons for it.

14.5 Subject to **clause 14.3**, Restricted Securities cannot be disposed of during the escrow period except as permitted by the Listing Rules or the Exchange. The Company will refuse to acknowledge a disposal of Restricted Securities (including registering a transfer) except as permitted by the Listing Rules or the Exchange

14.6 Subject to the *Corporations Act 2001*, the Listing Rules and the ASTC Settlement Rules, the Company may close the transfer books or the Register at any time, for any period not exceeding 30 days in each year.

TRANSMISSION OF SHARES

15. TITLE ON DEATH

15.1 The legal personal representative of a deceased Shareholder who was the sole holder of Shares is the only person whom the Company will recognise as having any title to the deceased Shareholder's Shares.

15.2 If a deceased Shareholder was a joint holder of Shares, the other joint holder is, or the other joint holders are, the only person or persons whom the Company will recognise as having any title to the deceased Shareholder's Shares.

15.3 The estate of the deceased Shareholder will not be released from any liability to the Company in respect of the Shares.

15.4 The Company may register or give effect to a transfer to a transferee who dies before the transfer is registered.

16. ENTITLEMENT TO TRANSMISSION

16.1 A person who becomes entitled to a Share in consequence of the death, mental incapacity or bankruptcy of a Shareholder may, subject to **clause 14** and to producing to the Company evidence of its entitlement which is satisfactory to the Directors, elect to:

(a) be registered as the holder of the Share; or

(b) transfer the Share to some other person nominated by that person.

16.2 If the person who has become entitled to a Share:

(a) elects to be registered as the holder, then the person must deliver or send to the Company a written notice of election signed by him or her; or

(b) elects to transfer the Share, then the person must effect a transfer of the Share.

16.3 An election to be registered as a holder of a Share under **clause 16.1(a)** or a transfer of a Share from a Shareholder or deceased Shareholder under this **clause 16** is subject to the same limitations, restrictions and provisions of this Constitution as would apply if the election were a transfer or the transfer were made by the Shareholder or deceased Shareholder himself or herself.

16.4 A person who:

(a) has become entitled to a Share by operation of law; and

(b) has produced evidence of that person's entitlement which is satisfactory to the Directors,

is entitled to the dividends and other rights of the registered holder of the Share.

16.5 Where two or more persons are jointly entitled to any Share in consequence of the death of the registered holder, they will be considered to be joint holders of the Share.

CALLS

17. GENERAL

17.1 Subject to the *Corporations Act 2001* and the terms on which partly paid Shares are issued, the Directors may make calls on the holders of the Shares for any money unpaid on them.

17.2 A call is made when the resolution of the Directors authorising it is passed.

17.3 The Directors may revoke or postpone a call before its due date for payment.

17.4 The Directors may require a call to be paid by instalments.

17.5 The Company must comply with the *Corporations Act 2001* and the Listing Rules in relation to the dispatch and content of notices to Shareholders on whom a call is made.

17.6 A Shareholder to whom notice of a call is given in accordance with this **clause 17** must pay to the Company the amount called in accordance with the notice.

17.7 Failure to send a notice of a call to any Shareholder or the non-receipt of a notice by any Shareholder does not invalidate the call.

17.8 Joint holders of Shares are jointly and severally liable to pay all calls in respect of their Shares.

18. INSTALMENTS AND AMOUNTS WHICH BECOME PAYABLE

If:

(a) the Directors require a call to be paid by instalments; or

(b) an amount becomes payable by the terms of issue of Shares on allotment, or at a time or in circumstances specified in the terms of issue,

then:

(c) the amount is payable as if it were a call made by the Directors and as if they had given notice of it; and

(d) the consequences of late payment or non-payment of the amount are the same as the consequences of late payment or non-payment of a call.

19. INTEREST AND EXPENSES

If an amount called is not paid on or before the due date, the person liable to pay the amount must also pay:

(a) interest on the amount from the due date to the time of actual payment at a rate determined by the Directors (not exceeding 15% per annum); and

(b) all expenses incurred by the Company as a consequence of the non-payment,

but the Directors may waive payment of the interest and expenses in whole or in part.

20. RECOVERY OF AMOUNTS DUE

On the hearing of any action for the recovery of money due for any call, proof that:

(a) the name of the person sued was, when the call was made, entered in the Register as a holder or the holder of Shares in respect of which the call was made;

(b) the resolution making the call is duly recorded in the Directors' minutes; and

(c) notice of the call was given to the person sued,

will be conclusive evidence of the debt.

21. DIFFERENTIATION

The Directors may, on the issue of Shares, differentiate between the holders as to the amount of calls to be paid and the times of payment.

22. PAYMENT OF CALLS IN ADVANCE

22.1 The Directors may accept from a Shareholder the whole or part of the amount unpaid on a Share before the amount accepted has been called.

22.2 The Company may:

(a) pay interest on any amount accepted, until the amount is payable under a call and at a rate (not exceeding 15% per annum) agreed between the Shareholder and the Directors; and

(b) subject to any contract between the Company and the Shareholder, repay all or any of the amount accepted in excess of the amount called on the Share.

22.3 Payment of an amount in advance of a call does not entitle the paying Shareholder to any:

(a) dividend, benefit or advantage, other than the payment of interest under this **clause 22**; or

(b) voting right,

to which the Shareholder would not have been entitled if it had paid the amount when it became due.

LIEN AND FORFEITURE

23. LIEN

23.1 To the extent permitted by the Listing Rules, the Company has a first and paramount lien on every partly paid Share and dividends payable in respect of that Share for all money:

(a) due and unpaid to the Company at a fixed time, in respect of the Share;

(b) presently payable by a holder or the holder of the Share, or the holder's estate, to the Company in respect of the Share; or

(c) which the Company is required by law to pay (and has paid) in respect of the Share.

23.2 The lien extends to reasonable interest and expenses incurred because the amount is not paid.

23.3 If any law for the time being of any country, state or place imposes or purports to impose an immediate or contingent liability on the Company to make any payment or

authorises a taxing authority or Government official to require the Company to make payment in respect of Shares or dividends or other moneys accruing due to the Shareholder who holds the Shares:

(a) the Shareholder or, if the Shareholder is deceased, the Shareholder's legal personal representative, indemnifies the Company in respect of any such payment or liability; and

(b) subject to the *Corporations Act 2001* and the Listing Rules, the Company:

(i) has a lien on the Shares and dividends and other moneys payable in respect of the Shares, whether the Shares are held by the Shareholder solely or jointly with another person in respect of any payment made or liability incurred by the Company, together with reasonable expenses and interest on any payment made by the Company at a rate to be fixed by the Directors not exceeding 15% per annum from the date of payment by the Company to the date of repayment by the Shareholder;

(ii) may set off amounts so paid by the Company against amounts payable by the Company to the Shareholder as dividends or otherwise; and

(iii) may recover as a debt due from the Shareholder or its legal personal representative the amount of all payments made by the Company together with reasonable expenses and interest at the rate and for the period referred to in **clause 23.3(b)(i)**.

23.4 The Company may do all things which the Directors think necessary or appropriate to do under the ASTC Settlement Rules and the Listing Rules to enforce or protect the Company's lien.

23.5 Unless the Directors determine otherwise, the registration of a transfer of a Share operates as a waiver of the Company's lien on the Share.

23.6 The Directors may declare a Share to be wholly or partly exempt from a lien.

24. LIEN SALE

If:

(a) the Company has a lien on a Share for money presently payable;

(b) the Company has given the Shareholder or the Shareholder's executors or administrators (as the case may be) holding the Share written notice demanding payment of the money; and

(c) that Shareholder fails to pay all of the money demanded,

then 14 or more days after giving the notice, the Directors may, if the Listing Rules permit, sell the Share in any manner determined by them.

25. FORFEITURE NOTICE

25.1 The Directors may at any time after a call or instalment becomes payable and remains unpaid by a Shareholder, serve a notice on the Shareholder requiring the Shareholder to pay:

(a) the unpaid amount;

(b) any interest that has accrued; and

(c) all expenses incurred by the Company as a consequence of the non-payment.

25.2 The notice under **clause 25.1** must:

(a) specify a day (not earlier than 14 days after the date of the notice) on or before which the payment required by the notice must be made; and

(b) state that if a Shareholder does not comply with the notice, the Shares in respect of which the call was made or instalment is payable will be liable to be forfeited.

26. FORFEITURE

26.1 If a Shareholder does not comply with a notice served under **clause 25**, then any or all of the Shares in respect of which the notice was given may be forfeited under a resolution of the Directors.

26.2 Unpaid dividends in respect of forfeited Shares will also be forfeited.

26.3 On forfeiture, Shares become the property of the Company and forfeited Shares must be:

(a) if the Listing Rules permit, sold, disposed of, or cancelled on terms determined by the Directors; or

(b) offered by public auction in accordance with any requirements of the Listing Rules.

26.4 The Directors may, at any time before a forfeited Share is sold, disposed of or cancelled, annul the forfeiture of the Share on conditions determined by them.

26.5 Promptly after a Share has been forfeited:

(a) notice of the forfeiture must be given to the Shareholder in whose name the Share was registered immediately before its forfeiture; and

(b) the forfeiture and its date must be noted in the Register.

26.6 Omission or neglect to give notice of or to note the forfeiture as specified in **clause 26.5** will not invalidate a forfeiture.

27. LIABILITY OF FORMER SHAREHOLDER

27.1 The interest of a person who held Shares which are forfeited is extinguished but subject to the Listing Rules, the former Shareholder remains liable to pay:

(a) all money (including interest and expenses) that was payable by the Shareholder to the Company at the date of forfeiture in respect of the forfeited Shares; and

(b) interest from the date of forfeiture until payment of the money referred to in **paragraph (a)**, of this clause at a rate determined by the Directors (not exceeding 15% per annum).

27.2 A former Shareholder's liability to the Company ceases if and when the Company receives payment in full of all money (including interest and expenses) payable by the person in respect of the Shares. The liability may only be released or waived in accordance with the Listing Rules.

28. DISPOSAL OF FORFEITED SHARES

28.1 The Company may:

(a) receive the consideration (if any) given for a forfeited Share on any sale or disposition of the Share; and

(b) effect a transfer of the Share in favour of a person to whom the Share is sold or disposed of.

28.2 The purchaser of the Share:

(a) is not bound to check the regularity of the sale or the application of the purchase price;

(b) obtains title to the Share despite any irregularity in the sale; and

(c) will not be subject to complaint or remedy by the former holder of the Share in respect of the purchase.

28.3 A statement signed by a Director and the Secretary that the Share has been forfeited and sold or reissued in accordance with this Constitution or sold without forfeiture to enforce a lien in accordance with this Constitution, is conclusive evidence of the matters stated as against all persons claiming to be entitled to the Share.

28.4 Subject to the terms on which a Share is on issue, the net proceeds of any sale made to enforce a lien or on forfeiture must be applied by the Company in the following order:

(a) in payment of the costs of the sale;

(b) in payment of all amounts (if any) secured by the lien or all money (if any) that was payable in respect of the forfeited Share;

(c) in payment of any tax liability incurred by the Company on disposal of the forfeited Share; and

(d) where the Share was forfeited under **clause 26.1**, in payment of any surplus to the former Shareholder whose Share was sold.

SHAREHOLDER POWERS OF ATTORNEY

29. SHAREHOLDER POWERS OF ATTORNEY

29.1 If a Shareholder executes or proposes to execute any document or do any act by or through an attorney which is relevant to the Company or the Shareholder's shareholding in the Company, that Shareholder must deliver the instrument appointing the attorney to the Company for notation.

29.2 The Company may require the Shareholder to lodge a certified copy of the instrument for retention by the Company, and ask for whatever evidence it thinks appropriate that the power of attorney is effective and continues to be in force.

29.3 Any power of attorney granted by a Shareholder will, as between the Company and the Shareholder who granted the power of attorney:

(a) continue in force; and

(b) may be acted on,

unless express notice in writing of its revocation or of the death of the Shareholder who granted it is lodged with the Company.

29.4 Where a Shareholder proposes that an attorney represent the Shareholder at a general meeting or adjourned meeting, the Shareholder must comply with **clause 50.1** of this Constitution.

GENERAL MEETINGS

30. CALLING GENERAL MEETING

30.1 The Directors must call annual general meetings in accordance with the *Corporations Act 2001*, to be held by the Company at times to be determined by the Directors.

30.2 A meeting of Shareholders may be called by such number of Directors as is specified by the *Corporations Act 2001.*

30.3 Shareholders may also request or call and arrange to hold general meetings in accordance with the procedures set out in the *Corporations Act 2001.*

30.4 A general meeting may be held at two or more venues simultaneously using any technology that gives the Shareholders as a whole a reasonable opportunity to participate.

31. NOTICE

31.1 Notice of a general meeting must be given in accordance with the *Corporations Act 2001* to the persons referred to in **clause 97.1.**

31.2 Except as permitted by the *Corporations Act 2001*, general meetings must be called on at least 28 days notice in accordance with the procedures set out in the *Corporations Act 2001*.

31.3 A notice calling a general meeting must:

(a) specify the place, date and time of the meeting (and if the meeting is to be held in two or more places, the technology that will be used to facilitate this);

(b) state the general nature of the business to be transacted at the meeting;

(c) if a special resolution is to be proposed at the meeting, set out an intention to propose the special resolution and state the resolution;

(d) include such statements about the appointment of proxies as are required by the *Corporations Act 2001*;

(e) specify a place and facsimile number and may specify an electronic address for the purposes of proxy appointments;

(f) subject to the ASTC Settlement Rules, specify particulars of any determination made under regulation 7.11.37 of the *Corporations Regulations*; and

(g) comply with any other requirements of the *Corporations Act 2001*.

31.4 The failure or accidental omission to send a notice of a general meeting (including a proxy appointment form), or the postponement or cancellation of a general meeting, to any person entitled to such notice under the *Corporations Act 2001* or this Constitution, or the non-receipt of a notice (or form) by any such person does not invalidate the proceedings at or any resolutions passed at the general meeting, or the postponement or cancellation of the general meeting, as the case may be.

32. BUSINESS

32.1 The business of an annual general meeting may include:

(a) any of the following matters, even if not referred to in the notice of meeting:

(i) consideration of the annual financial report, directors' report and auditor's report;

(ii) election of directors;

(iii) appointment of the auditor;

(iv) fixing the auditor's remuneration;

(b) any business which under this Constitution or the *Corporations Act 2001* is required to be transacted at an annual general meeting; and

(c) any other business which may lawfully be transacted at a general meeting.

32.2 At each annual general meeting, the chairman must allow a reasonable opportunity for the Shareholders as a whole at the meeting to:

(a) ask questions about or make comments on the management of the Company; and

(b) ask the Auditor or their representative questions relevant to the conduct of the audit and the preparation and content of the Auditor's report for the Company.

32.3 (a) The Directors may postpone or cancel any general meeting (other than a meeting requested or called by Shareholders under **clause 30.3**) at any time before the day of the meeting.

(b) The Directors must give notice of the postponement or cancellation to all persons entitled to receive notices of a general meeting.

PROCEEDINGS AT GENERAL MEETINGS

33. SHAREHOLDER

In **clauses 34**, **35**, and **43**, **'Shareholder'** includes a Shareholder present in person or by proxy, attorney or Representative.

34. QUORUM

34.1 No business may be transacted at a general meeting or at the resumption of an adjourned general meeting, unless a quorum of Shareholders is present at the commencement of business of the meeting or resumed meeting.

34.2 Subject to **clause 34.3(b)**, a quorum of Shareholders is fifteen Shareholders entitled to vote and together holding not fewer than 50,000 Shares.

34.3 If a quorum is not present within 30 minutes after the time appointed for a general meeting:

(a) the general meeting is automatically dissolved if it was requested or called by Shareholders under **clause 30.3**; or

(b) in any other case:

(i) it will stand adjourned to the same time and place seven days after the meeting, or to another day, time and place determined by the Directors; and

(ii) if at the adjourned general meeting a quorum is not present within 30 minutes after the time appointed for the general meeting two Shareholders will be a quorum.

35. CHAIRMAN

35.1 The Chairman of AGL Energy will be the chairman of each general meeting

35.2 If:

(a) there is no Chairman of AGL Energy; or

(b) the Chairman of AGL Energy is not present within 15 minutes after the time appointed for holding the general meeting; or

(c) the Chairman of AGL Energy is unwilling to act as chairman of the general meeting,

the Directors present may elect a person to be chairman of that general meeting.

35.3 If no chairman is elected in accordance with **clause 35.2**, then:

(a) the Shareholders may elect one of the Directors present as chairman of that general meeting; or

(b) if no Director is present or is willing to take the chair, the Shareholders may elect one of the Shareholders present as chairman of that general meeting.

35.4 If there is a dispute at a general meeting about a question of procedure, the chairman of that general meeting may determine the question and no vote may be taken by the Shareholders on any such determination by the chairman of that general meeting.

36. GENERAL CONDUCT

The general conduct of each general meeting of the Company and the procedures to be adopted at the meeting will be determined by the chairman of that general meeting, including the procedure for the conduct of the election of Directors.

37. ADJOURNMENT

37.1 The chairman of a general meeting at which a quorum is present:

(a) in his or her discretion may adjourn the general meeting:

(i) with the general meeting's consent, at any time; and

(ii) without the meeting's consent, if, in the opinion of the chairman of that general meeting, it is impractical to seek consent; and

(b) must adjourn the general meeting if the meeting directs him or her to do so.

37.2 An adjourned general meeting may take place at a different venue from the initial general meeting.

37.3 The only business that can be transacted at an adjourned general meeting is the unfinished business of the initial general meeting.

37.4 If a general meeting has been adjourned for more than 30 days, notice of the adjourned general meeting must be given to Shareholders as if it were an original general meeting, but otherwise it is not necessary to give notice of an adjourned general meeting or the business of the adjourned general meeting.

37.5 A poll cannot be demanded on any resolution concerning the adjournment of a general meeting except by the chairman of that general meeting.

38. DECISIONS

38.1 Subject to the *Corporations Act 2001* in relation to special resolutions, a resolution is carried if a majority of the votes cast on the resolution are in favour of the resolution.

38.2 A resolution put to the vote of a meeting is decided on a show of hands unless a poll is demanded by:

(a) at least 5 Shareholders entitled to vote on the resolution;

(b) a Shareholder or Shareholders with at least 5% of the votes that may be cast on the resolution on a poll; or

(c) the chairman of the general meeting.

38.3 A poll may be demanded:

(a) before a vote is taken; or

(b) in the case of a vote taken on a show of hands, immediately before or immediately after, the results of the vote are declared.

38.4 Unless a poll is demanded:

(a) a declaration by the chairman of the general meeting that a resolution has been carried, carried by a specified majority, or lost; and

(b) an entry to that effect in the minutes of the meeting,

are conclusive evidence of the fact without proof of the number or proportion of the votes in favour of or against the resolution.

38.5 The demand for a poll may be withdrawn.

38.6 A decision of a general meeting may not be challenged or invalidated on the ground that a person voting at the meeting was not entitled to do so.

39. TAKING A POLL

39.1 Subject to **clause 39.5**, a poll will be taken when and in the manner that the chairman of the general meeting directs. No notice need be given of any poll.

39.2 The result of the poll will determine whether the resolution on which the poll was demanded is carried or lost.

39.3 The chairman of the general meeting may determine any dispute about the admission or rejection of a vote, and such determination, if made in good faith, will be final and conclusive.

39.4 A poll cannot be demanded on any resolution concerning the election of the chairman of the general meeting.

39.5 A poll demanded by the chairman of the general meeting on any resolution concerning the adjournment of a meeting must be taken immediately.

39.6 After a poll has been demanded at a general meeting, the general meeting may continue for the transaction of business other than the question on which the poll was demanded.

40. CASTING VOTE OF CHAIRMAN

The chairman of the general meeting has a casting vote (in addition to the chairman of the general meeting's votes as a Shareholder, proxy, attorney or Representative) on a show of hands or on a poll.

41. ADMISSION TO GENERAL MEETINGS

The chairman of the general meeting may refuse admission to a person, or require a person to leave and not return to, a meeting if the person:

(a) refuses to permit examination of any article in the person's possession; or

(b) is in possession of any:

 (i) electronic or recording device; or

 (ii) placard or banner or other article which the chairman of the general meeting considers to be dangerous, offensive or liable to cause disruption; or

(c) causes any disruption to the meeting.

42. AUDITOR'S RIGHT TO BE HEARD

The Auditor is entitled to:

(a) attend any general meeting of the Company;

(b) be heard at any general meeting of the Company on any part of the business of the meeting that concerns the Auditor in their capacity as auditor, even if:

(i) the Auditor retires at the general meeting; or

(ii) Shareholders pass a resolution to remove the Auditor from office; and

(c) authorise a person in writing to attend and speak at any general meeting as the Auditor's representative.

VOTES OF SHAREHOLDERS

43. ENTITLEMENT TO VOTE

43.1 Subject to this Constitution and to any rights or restrictions attaching to any class of Shares:

(a) every Shareholder may vote;

(b) subject to **clause 47.4** and the *Corporations Act 2001*, on a show of hands every Shareholder has one vote;

(c) on a poll every Shareholder has:

(i) for each fully paid Share held by the Shareholder, one vote; and

(ii) for each partly paid Share held by the Shareholder, a fraction of a vote equivalent to the proportion which the amount paid (not credited) is of the total amounts paid and payable, whether or not called, (excluding amounts credited) on the Share. Without limiting the generality of **clause 22.3**, an amount paid on a Share in advance of a call is not to be taken as paid for the purposes of this paragraph.

43.2 During a breach of the Listing Rules relating to Shares which are Restricted Securities, or a breach of a restriction agreement, the holder of the relevant Restricted Securities is not entitled to any voting rights in respect of those Restricted Securities.

43.3 If a Shareholder:

(a) dies; or

(b) through mental or physical infirmity, is incapable of managing the Shareholder's affairs;

and a personal representative, trustee or other person is appointed under law to administer the Shareholder's estate or property, the personal representative, trustee or person so appointed may exercise any rights of the Shareholder in relation to a general meeting as if the personal representative, trustee or person (as the case may be) was a Shareholder.

44. UNPAID CALLS

A Shareholder is entitled to:

(a) vote; or

(b) be counted in a quorum,

only in respect of Shares on which all calls due and payable have been paid.

45. JOINT HOLDERS

45.1 If two or more joint holders purport to vote, the vote of the joint holder whose name appears first in the Register will be accepted, to the exclusion of the other joint holder or holders.

45.2 For the purposes of this **clause 45**, several executors or administrators of a deceased Shareholder in whose sole name any Shares are registered will be taken to be joint holders of those Shares.

46. OBJECTIONS

46.1 An objection to the qualification of a voter may only be raised at the general meeting or adjourned general meeting at which the voter tendered its vote.

46.2 An objection must be referred to the chairman of the general meeting, whose decision made in good faith is final.

46.3 Subject to **clause 46.4**, a vote which the chairman of the general meeting does not disallow under an objection is valid for all purposes.

46.4 A vote which the Listing Rules require the Company to disregard is not valid.

47. VOTES BY PROXY

47.1 A Shareholder who is entitled to vote at a general meeting of the Company may appoint not more than two proxies to attend and vote at the meeting on that Shareholder's behalf.

47.2 A proxy need not be a Shareholder.

47.3 If a Shareholder appoints one proxy, that proxy may, subject to the *Corporations Act 2001*, vote on a show of hands.

47.4 If a Shareholder appoints two proxies and the appointment does not specify the proportion or number of the Shareholder's votes each proxy may exercise, each proxy may exercise half the votes. However, neither proxy may vote on a show of hands.

47.5 A proxy may demand or join in demanding a poll.

47.6 A proxy may vote or abstain as he or she chooses except where the appointment of the proxy directs the way the proxy is to vote on a particular resolution. If an appointment directs the way the proxy is to vote on a particular resolution:

(a) the proxy need not vote on a show of hands, but if the proxy does so, the proxy must vote that way;

(b) if the proxy has two or more appointments that specify different ways to vote on the resolution - the proxy must not vote on a show of hands;

(c) if the proxy is the chair - the proxy must vote on a poll and must vote that way; and

(d) if the proxy is not the chair - the proxy need not vote on a poll, but if the proxy does so, the proxy must vote that way.

48. DOCUMENT APPOINTING PROXY

48.1 An appointment of a proxy is valid if it is signed by the Shareholder making the appointment and contains the information required by subsection 250A(1) of the *Corporations Act 2001*.

48.2 For the purposes of **clause 48.1**, an appointment received at an electronic address will be taken to be signed by the Shareholder if:

(a) a personal identification code allocated by the Company to the Shareholder has been input into the appointment; or

(b) the appointment has been verified or authorised in another manner approved by the Directors or by the Chairman of AGL Energy and the chief executive officer or Managing Director.

48.3 The Company may send a proxy appointment form to Shareholders in a form which has been approved by the Directors or by the Chairman of AGL Energy and the chief executive officer or Managing Director.

48.4 A proxy's appointment is valid at an adjourned general meeting.

48.5 A proxy or attorney may be appointed for all meetings or for any number of general meetings or for a particular purpose.

48.6 Unless otherwise provided for in the proxy's appointment or in any instrument appointing an attorney, the appointment of the proxy or the attorney will be taken to confer authority:

(a) to vote on:

(i) any amendment moved to the proposed resolutions and on any motion that the proposed resolutions not be put or any similar motion; and

(ii) any procedural motion, including any motion to elect the chairman of the general meeting, to vacate the chair or to adjourn the general meeting,

even though the appointment may specify the way the proxy or attorney is to vote on a particular resolution; and

(b) to vote on any motion before the general meeting whether or not the motion is referred to in the appointment.

49. PROXY IN BLANK

If a proxy appointment is signed by the Shareholder but does not name the proxy or proxies in whose favour it is given, the chairman of the general meeting may either:

(a) act as proxy; or

(b) complete the proxy appointment (either personally or by an agent) by inserting the name or names of one or more Directors or the Secretary.

50. LODGMENT OF PROXY

50.1 Subject to **clause 50.3**, the appointment of a proxy or attorney must be received by the Company, at least 48 hours (unless reduced in the notice of meeting to which the appointment relates) before the general meeting (or the resumption of an adjourned general meeting) at which the appointee is to attend and vote, together with evidence satisfactory to the Company of its non-revocation.

50.2 If the appointment purports to be executed under a power of attorney or other authority, the original document or a certified copy of it must be received by the Company at least 48 hours (unless reduced in the notice of meeting to which the appointment relates) before the general meeting (or the resumption of an adjourned general meeting).

50.3 The Company receives an appointment of a proxy or attorney or other authority under which it was signed when they are received at:

(a) the Office;

(b) a facsimile number at the Office; or

(c) a place, facsimile number or electronic address specified for that purpose in the notice of general meeting.

51. VALIDITY

A vote cast in accordance with an appointment of proxy or power of attorney is valid even if before the vote was cast the appointor:

(a) died;

(b) became mentally incapacitated;

(c) revoked the proxy or power; or

(d) transferred the Shares in respect of which the vote was cast,

unless the Company received written notification of the death, mental incapacity, revocation or transfer before the relevant general meeting or adjourned general meeting.

52. REPRESENTATIVES OF BODIES CORPORATE

52.1 Any Shareholder that is a body corporate may appoint an individual as its representative as provided by the *Corporations Act 2001*.

52.2 The appointment of a Representative may set out restrictions on the Representative's powers.

52.3 The original form of appointment of a Representative, a certified copy of the appointment, or a certificate of the body corporate evidencing the appointment of a Representative is prima facie evidence of a Representative having been appointed.

52.4 The chairman of a general meeting may permit a person claiming to be a Representative to exercise the body's powers even if he or she has not produced a certificate or other satisfactory evidence of his or her appointment.

APPOINTMENT AND REMOVAL OF DIRECTORS

53. NUMBER OF DIRECTORS

53.1 Subject to the *Corporations Act 2001*, the Company may by resolution passed at a general meeting increase or reduce the minimum or maximum number of Directors.

53.2 Until the Company resolves otherwise in accordance with **clause 53.1** there will be:

(a) a minimum of three Directors; and

(b) a maximum of ten Directors.

53.3 Subject to any resolution of the Shareholders determining the maximum and minimum numbers of Directors, the Directors may from time to time determine the number of Directors and, until the Directors otherwise determine, the number of Directors shall be eight.

53.4 The Directors of the Company in office immediately before this Constitution becomes effective are the Directors of the Company immediately after that time and:

(a) hold office subject to this Constitution; and

(b) for the purposes of this Constitution, they will each be taken to have held office since, and to have been elected or re-elected (as the case may be) at, the time

he or she was last elected or re-elected as a Director of the Company before this Constitution became effective.

54. QUALIFICATION

54.1 In addition to the circumstances which disqualify a person from managing a corporation according to the *Corporations Act 2001*, no person who has been an insolvent under administration within the previous five years is eligible to become a Director.

54.2 A Director is entitled to notice of all general meetings and meetings of the holders of any class of Shares.

55. POWER TO REMOVE AND APPOINT

55.1 The Company may, subject to the *Corporations Act 2001*, by resolution passed in general meeting:

(a) remove any Director before the end of the Director's term of office; and

(b) if the outgoing Director is a Non-Executive Director, elect another person to replace the Director.

55.2 A person appointed under **clause 55.1** will hold office for the remainder of the term for which the Director replaced would have held office if the Director had not been removed.

55.3 Subject to the provisions of this Constitution, the Company may appoint a person as a Director by resolution passed in general meeting.

55.4 (a) If the conduct or position of any Director is such that continuance in office appears to the majority of the Directors to be prejudicial to the interests of the Company, a majority of Directors at a meeting of the Directors specifically called for that purpose may suspend that Director.

(b) The suspended Director may not take any part in the business or affairs of the Company until the suspension has been terminated.

(c) Within 14 days of the suspension, the Directors must call a general meeting, at which the Shareholders may consider a motion to remove the Director from office in accordance with **clause 55.1(a)**.

(d) If a motion to remove the Director from office is not carried at the general meeting called to consider the matter, the suspension of the Director is terminated and the Director is reinstated in his or her office.

56. ADDITIONAL AND CASUAL DIRECTORS

56.1 Subject to **clause 53** the Directors may appoint any person as a Director to fill a casual vacancy or as an addition to the existing Directors.

56.2 A Director appointed under **clause 56.1** will hold office until the end of the next annual general meeting of the Company, at which the Director may be re-elected but he or she will not be taken into account in determining the number of Directors who must retire by rotation at the meeting in accordance with **clause 58**.

57. FILLING VACATED OFFICE

57.1 The Company may at a general meeting at which a Director retires, by ordinary resolution fill the vacated office by electing a person to that office.

58. RETIREMENT BY ROTATION

58.1 Subject to **clause 73.3** at the close of each annual general meeting one-third of the Directors or, if their number is not a multiple of three, then the number selected by the Directors by rounding one-third up or down, must retire from office.

58.2 (a) The Directors to retire by rotation at an annual general meeting are those Directors who have been longest in office since their last election.

(b) Directors elected on the same day may agree among themselves or determine by lot which of them must retire.

58.3 Subject to **clause 73.3**, a Director must retire from office at the conclusion of the third annual general meeting after the Director was last elected or three years, whichever is longer.

58.4 A retiring Director remains in office until the end of the meeting and will be eligible for re-election at the meeting.

59. NOMINATION OF DIRECTOR

59.1 A person, other than a Director retiring under **clause 58** or under **clause 56.2** who seeks re-election, is not eligible for election as a Director at a general meeting unless:

(a) the person is proposed as a candidate by a Shareholder (who may be the candidate); and

(b) the proposing Shareholder delivers a notice to the Office which nominates the candidate for the office of Director and includes the signed consent of the candidate.

59.2 A notice given in accordance with **clause 59.1** must be left at the Office not less than 35 Business Days before the relevant general meeting.

60. VACATION OF OFFICE

60.1 The office of a Director immediately becomes vacant if the Director:

(a) ceases to be a Director by virtue of the *Corporations Act 2001*;

(b) is prohibited by the *Corporations Act 2001* from holding office or continuing as a Director;

(c) is liable to pay a call but does pay the call within 21 days after the date on which it is payable;

(d) is prohibited from holding or is removed from the office of Director by an order made under the *Corporations Act 2001*;

(e) becomes bankrupt or makes any general arrangement or composition with his or her creditors;

(f) dies or cannot manage the Company because of his or her mental incapacity or is a person whose estate is liable to have a person appointed, under the law relating to the administration of estates of persons who through mental or physical infirmity are incapable of managing their affairs, to administer it, or becomes in the opinion of the Directors incapable of performing is or her duties;

(g) resigns from his or her office of Director by notice in writing to the Company;

(h) is removed by a resolution of the Company; or

(i) is resident in Australia and not being engaged abroad on the business of the Company, is absent from Directors' meetings for three consecutive months without leave of absence from the Directors.

REMUNERATION OF DIRECTORS

61. REMUNERATION OF NON-EXECUTIVE DIRECTORS

61.1 Subject to the Listing Rules, the Directors as a whole (other than Executive Directors) may be paid or provided remuneration for their services the total amount or value of which must not exceed an aggregate maximum of $1,500,000 per annum or such other maximum amount determined from time to time by the Company in general meeting.

61.2 The notice calling a general meeting at which it is proposed that Shareholders approve an increase of the aggregate maximum sum must state the amount of the increase and the aggregate maximum sum, and any other matters required by the Listing Rules.

61.3 Subject to the Listing Rules, the aggregate maximum sum will be divided among the Non-Executive Directors in such proportion and manner as the Directors agree and, in default of agreement, equally and shall be deemed to accrue from day to day.

61.4 Non-Executive Directors may not be paid a commission on or a percentage of profits or operating revenue.

61.5 If a Non-Executive Director is required to perform services for the Company which in the opinion of the Directors, are outside the scope of the ordinary duties of a Director, the Company may pay or provide the Director remuneration determined by the Directors which may be either in addition to or instead of the Director's remuneration under **clause 61.1**. No remuneration may be paid or provided under this **clause 61.5** if

the effect would be to exceed the aggregate maximum sum of Directors' remuneration determined by the Company in general meeting.

61.6 Non-Executive Directors may also be paid all travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings of the Company or otherwise in connection with the Company's business.

61.7 The Company may also pay a premium for a contract insuring a person who is or has been a Non-Executive Director against liability incurred by the person as a Director, except in circumstances prohibited by the *Corporations Act 2001.*

61.8 Shares may be provided to Non-Executive Directors as part of their remuneration under **clauses 61.1** and **61.5** according to the rules of any share plan for the remuneration of Non-Executive Directors that may be introduced by the Company. For the purposes of **clause 61.1**, the value of any Shares provided will be determined according to the rules of the share plan.

62. REMUNERATION OF EXECUTIVE DIRECTORS

62.1 The remuneration of an Executive Director may from time to time be fixed by the Directors. The remuneration may be by way of salary or commission or participation in profits or by all or any of these modes but may not be by commission on, or a percentage of, operating revenue.

62.2 The Company may reimburse an Executive Director for his or her expenses properly incurred as a Director or in the course of his or her office.

62.3 Except in circumstances prohibited by the *Corporations Act 2001*, the Company may pay a premium for a contract insuring a person who is or has been an Executive Director against liability incurred by the person as a Director.

63. RETIREMENT BENEFITS

63.1 Subject to the *Corporations Act 2001* the Company may give a person a benefit in connection with a Director's retirement from a Board or managerial office in the Company in addition to any remuneration paid or provided under any other clause of this Constitution.

POWERS AND DUTIES OF DIRECTORS

64. DIRECTORS TO MANAGE COMPANY

64.1 The business of the Company is managed by or under the direction of the Directors who may exercise all powers of the Company that this Constitution, the *Corporations Act 2001* or the Listing Rules do not require to be exercised by the Company in general meeting.

64.2 Without limiting the generality of **clause 64.1**, the Directors may exercise all the powers of the Company to:

(a) borrow money;

(b) charge any property or business of the Company or all or any of its uncalled capital;

(c) issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person; and

(d) guarantee or to become liable for the payment of money or the performance of any obligation by or of any other person.

PROCEEDINGS OF DIRECTORS

65. DIRECTORS' MEETINGS

65.1 The Chairman of AGL Energy or any two Directors may at any time, and the Secretary must on the request of the Chairman of AGL Energy or any two Directors, call a meeting of the Directors.

65.2 A Directors' meeting must be called by not less than 48 hours notice of a meeting to each Director, unless the Directors unanimously agree otherwise. The notice may be in writing or given using any technology consented to by all the Directors.

65.3 An accidental omission to send a notice of a meeting of Directors to any Director or the non-receipt of such a notice by any Director does not invalidate the proceedings, or any resolution passed, at the meeting.

65.4 (a) Subject to the *Corporations Act 2001*, a Directors' meeting may be held by the Directors communicating with each other by any technological means consented to by all the Directors. The consent may be a standing one.

(b) The Directors need not all be physically present in the same place for a Directors' meeting to be held.

(c) A Director who participates in a meeting held in accordance with this **clause 65.4** is taken to be present and entitled to vote at the meeting.

(d) A Director can only withdraw his or her consent to the means of communication between Directors proposed for a Directors' meeting if the Director does so at least 48 hours before the meeting.

65.5 **Clause 65.4** applies to meetings of Directors' committees as if all committee members were Directors.

65.6 The Directors may meet together, adjourn and regulate their meetings as they think fit.

65.7 A quorum for meetings of Directors may be fixed by the Directors at no less than three Directors and unless so fixed, is three Directors a majority of whom must be Non-Executive Directors. The quorum must be present at all times during the meeting.

65.8 Where a quorum cannot be established for the consideration of a particular matter at a meeting of Directors, one or more of the Directors may call a general meeting of Shareholders to deal with the matter.

66. DECISIONS

66.1 Questions arising at a meeting of Directors are to be decided by a majority of votes of the Directors present and voting and, subject to the *Corporations Act 2001*, each Director has one vote.

66.2 Subject to the Listing Rules, in the case of an equality of votes, the chairman of a Directors' meeting has a casting vote in addition to his or her deliberative vote.

67. DIRECTORS' INTERESTS

67.1 No contract made by a Director with the Company and no contract or arrangement entered into by or on behalf of the Company in which any Director may be in any way interested is avoided or rendered voidable merely because of the Director holding office as a director or because of the fiduciary obligations arising out of that office.

67.2 No Director contracting with or being interested in any arrangement involving the Company is liable to account to the Company for any profit realised by or under any such contract or arrangement merely because of the Director holding office as a director or because of the fiduciary obligations arising out of that office.

67.3 A Director is not disqualified, merely because of being a Director, from contracting with the Company in any respect.

67.4 Subject to this **clause 67**, a director and any firm, body or entity in which a Director has a direct or indirect interest may in any capacity:

(a) enter into any contract or arrangement with the Company;

(b) be appointed to hold any office or place of profit under the Company, other than the office of auditor; and

(c) act in a professional capacity, other than as auditor, for the Company,

and the Director may receive and retain for his or her own benefit any remuneration, profits or benefits as if he or she was not a Director.

67.5 A Director who has a material personal interest in a matter that is being considered at a Directors' meeting must not:

(a) be present while the matter is being considered at the meeting; or

(b) vote on the matter,

unless permitted by the *Corporations Act 2001* to do so, in which case the Director may:

(c) be counted in determining whether or not a quorum is present at any meeting of Directors considering that matter;

(d) sign or countersign any document relating to that matter; and

(e) vote in respect of, or in respect of any thing arising out of, that matter.

67.6 The quorum for consideration at a meeting of the Directors of a matter in which one or more Directors have a material personal interest is two Directors who are entitled to vote on any motion that may be moved at the meeting in relation to that matter.

67.7 A Director may be or become a director or other officer of, or otherwise interested in, any related body corporate or any other body corporate promoted by the Company or in which the Company may be interested as a vendor, shareholder or otherwise and is not accountable to the Company for any remuneration or other benefits received by the Director as a director or officer of, or from having an interest in, that body corporate.

67.8 A Director must give to the Company such information about the Shares or other securities in the Company in which the Director has a relevant interest and at the times that the Secretary requires to enable the Company to comply with any disclosure obligations it has under the *Corporations Act 2001* or the Listing Rules.

68. REMAINING DIRECTORS

68.1 The Directors may act even if there are vacancies on the board.

68.2 If the number of Directors is not sufficient to constitute a quorum at a Directors' meeting, the Director or Directors may act only to:

(a) appoint a Director; or

(b) call a general meeting.

69. CHAIRMAN

69.1 The Directors shall elect one of their number who is not an Executive Director as Chairman of AGL Energy and may determine the period for which the Chairman of AGL Energy will hold office. The Chairman of AGL Energy will be the chairman of Directors' meetings.

69.2 If the Chairman of AGL Energy is not elected, or if the Chairman of AGL Energy is not present at any Directors' meeting within 10 minutes after the time appointed for the meeting to begin, the Directors present must elect a Director to be chairman of the Directors' meeting.

70. DELEGATION

70.1 (a) The Directors may delegate any of their powers, other than those which by law must be dealt with by the Directors as a board, to a committee or committees.

(b) The Directors may at any time revoke any delegation of power.

70.2 At least one member of each committee of Directors must be a Director.

70.3 A committee may be authorised by the Directors to sub-delegate all or any of the powers for the time being vested in it.

70.4 Meetings of any committee of Directors will be governed by the provisions of this Constitution which deal with Directors' meetings so far as they are applicable and are not inconsistent with any directions of the Directors. The provisions apply as if each member was a Director.

71. WRITTEN RESOLUTIONS

71.1 If a majority of the Directors who are eligible to vote on a resolution have signed a document containing a statement that they are in favour of a resolution set out in the document, then a resolution in those terms is taken to have been passed by the Directors without a meeting. The resolution is passed when the last Director who makes up the majority signs.

71.2 For the purposes of **clause 71.1**, separate copies of a document may be used for signing by the Directors if the wording of the resolution and statement is identical in each copy.

71.3 Any document referred to in this clause may be in the form of a facsimile transmission or electronic notification.

71.4 If a resolution is taken to have been passed in accordance with this clause, the minutes must record that fact.

71.5 This clause applies to meetings of Directors' committees as if all members of the committee were Directors.

71.6 Any document referred to in this **clause 71** must be sent to every Director.

72. MINUTES

72.1 The Directors must cause minutes to be made of:

(a) the names of the Directors present at all Directors' meetings and meetings of Directors' committees;

(b) all proceedings and resolutions of general meetings, Directors' meetings and meetings of Directors' committees;

(c) all resolutions passed in accordance with **clause 71**;

(d) appointments of officers, but only if the Directors resolve that a minute of the appointment should be made, and

(e) all disclosures of interests made in accordance with the *Corporations Act 2001*.

72.2 Minutes must be signed by the chairman of the meeting or by the chairman of the next meeting, and if so signed will be conclusive evidence of the matters stated in such minutes.

EXECUTIVE DIRECTORS

73. APPOINTMENT

73.1 (a) Subject to **clause 53** the Directors may appoint the chief executive officer to the office of Managing Director on such terms as they think fit.

(b) Subject to **clause 53** the Directors may appoint any other executive officer or officers to the office of Director on such terms as they think fit.

(c) A Director appointed under **clause 73.1(a)** or **(b)**, and a Director (however appointed) occupying for the time being a full-time or substantially full-time executive position in the Company or a related body corporate, is referred to in this Constitution as an Executive Director.

73.2 A Director appointed under **clause 73.1(b)** will hold office until the end of the next annual general meeting of the Company, at which the Director may be re-elected but he or she will not be taken into account in determining the number of Directors who must retire by rotation at the meeting in accordance with **clause 58**.

73.3 A Managing Director is not subject to retirement by rotation and is not to be taken into account in determining the rotation of retirement of Directors. Any other Executive Directors are subject to retirement by rotation.

74. SUSPENSION AND TERMINATION OF OFFICE

74.1 If an Executive Director ceases to hold any executive office in the Company or a Related Body Corporate (including the office of Managing Director) he or she ceases to be a Director automatically unless the other Directors agree otherwise.

74.2 The Directors may, subject to the terms of the Executive Director's employment contract, suspend, remove or dismiss him or her from executive office.

74.3 If an Executive Director is suspended from executive office of the Company or of a Related Body Corporate of the Company, his or her duties and obligations as Director are suspended for the same period.

74.4 A person ceasing to be a Director by virtue of the provisions of **clause 74.1** will not thereby be rendered ineligible for appointment or election as a Director under any clause other than **clause 73**.

75. POWERS OF CHIEF EXECUTIVE OFFICER AND EXECUTIVE DIRECTORS

75.1 The Directors may confer on any one or more of the chief executive officer or an Executive Director or Executive Directors any powers exercisable by the Directors, subject to any terms and restrictions determined by the Directors.

75.2 The Directors may authorise an Executive Director to sub-delegate all or any of the powers vested in him or her.

75.3 Any power conferred under this clause may be concurrent with but not to the exclusion of the Directors' powers.

75.4 The Directors may at any time withdraw or vary any of the powers conferred on an Executive Director.

LOCAL MANAGEMENT

76. GENERAL

76.1 The Directors may provide for the management and transaction of the affairs of the Company in any place and in such manner as they think fit.

76.2 Without limiting **clause 76.1**, the Directors may:

(a) establish local boards or agencies for managing any of the affairs of the Company in a specified place and appoint any persons to be members of those local boards or agencies; and

(b) delegate to any person appointed under **paragraph (a)** any of the powers, authorities and discretions which may be exercised by the Directors under this Constitution,

on any terms and subject to any conditions determined by the Directors.

77. APPOINTMENT OF ATTORNEYS AND AGENTS

77.1 The Directors may from time to time by resolution or power of attorney appoint any person to be the attorney or agent of the Company:

(a) for the purposes;

(b) with the powers, authorities and discretions (not exceeding those exercisable by the Directors under this Constitution);

(c) for the period; and

(d) subject to the conditions,

determined by the Directors.

77.2 Without limiting clause **77.1**, an appointment by the Directors of an attorney or agent of the Company may be made in favour of:

(a) any member of any local board established under this Constitution;

(b) any company;

(c) the members, directors, nominees or managers of any company or firm; or

(d) any fluctuating body of persons whether nominated directly or indirectly by the Directors.

77.3 A power of attorney may contain such provisions for the protection and convenience of persons dealing with an attorney as the Directors think fit.

77.4 An attorney or agent appointed under this clause may be authorised by the Directors to sub-delegate all or any of the powers authorities and discretions for the time being vested in it.

SECRETARY

78. SECRETARY

78.1 There must be at least one Secretary of the Company appointed by the Directors on conditions determined by them.

78.2 The Directors may, subject to the terms of the Secretary's employment contract, suspend, remove or dismiss the Secretary.

78.3 The Secretary is entitled to attend all Directors' and general meetings.

SEALS

79. COMMON SEAL

If the Company has a Seal:

(a) the Directors must provide for the safe custody of the Seal;

(b) it must not be used except with the authority of the Directors or a Directors' committee authorised to permit use of the Seal;

(c) every document to which the Seal is affixed must be signed by a Director and be countersigned by another Director, the Secretary or another person appointed by the Directors to countersign the document; and

(d) the Directors may determine by resolution either generally or in any particular case that the signature of any Director or the Secretary to a document to which the Seal or a duplicate seal or certificate seal is affixed may be a facsimile applied to the document by specified mechanical means.

80. DUPLICATE SEAL

80.1 If the Company has a Seal, the Company may have one or more duplicate seals of the Seal each of which:

(a) must be a facsimile of the Seal with the addition on its face of the words '**Duplicate Seal**'; and

(b) must only be used with the authority of the Directors or a Directors' committee.

81. SHARE SEAL

81.1 If the Company has a Seal, the Company may have a certificate seal which:

(a) may be affixed to Share, option or other certificates;

(b) must be a facsimile of the Seal with the addition on its face of the words '**Share Seal**'; and

(c) must only be used with the general or specific authority of the Directors or a Directors' committee.

INSPECTION OF RECORDS

82. TIMES FOR INSPECTION

82.1 Except as otherwise required by the *Corporations Act 2001*, the Directors may determine whether and to what extent, and at what times and places and under what conditions, the financial records and other documents of the Company or any of them will be open for inspection by Shareholders other than Directors.

82.2 A Shareholder other than a Director does not have the right to inspect any financial records or other documents of the Company unless the Shareholder is authorised to do so by a court order or a resolution of the Directors.

82.3 Notwithstanding **clauses 82.1** and **82.2**, the books of the Company containing the minutes of general meetings shall be kept at the Office and shall be open to inspection of Shareholders at all times when the Office is required to be open to the public.

DIVIDENDS AND RESERVES

83. DECLARATION OF DIVIDENDS

The Directors may by resolution either:

(a) declare a dividend and may fix the amount, the time for and method of payment; or

(b) determine a dividend is payable and fix the amount and the time for and method of payment.

84. AMEND RESOLUTION TO PAY DIVIDEND

If the Directors determine that a dividend is payable under **clause 83(b)**, they may, if permitted by the Listing Rules, amend or revoke the resolution to pay the dividend before the record date notified to the Exchange for determining entitlements to that dividend.

85. NO INTEREST

Interest is not payable by the Company on a dividend.

86. RESERVES

86.1 The Directors may set aside out of profits such amounts by way of reserves as they think appropriate before declaring a dividend or determining to pay a dividend.

86.2 The Directors may apply the reserves for any purpose for which profits may be properly applied.

86.3 Pending any application of the reserves, the Directors may invest or use the reserves in the business of the Company or in other investments as they think fit.

86.4 The Directors may carry forward any undistributed profits without transferring them to a reserve.

87. DIVIDEND ENTITLEMENT

87.1 Subject to the rights of persons (if any) entitled to Shares with special rights as to dividends:

(a) all fully paid Shares on which any dividend is declared or paid, are entitled to participate in that dividend equally; and

(b) each partly paid Share is entitled to a fraction of the dividend declared or paid on a fully paid Share of the same class, equivalent to the proportion which the amount paid (not credited) on the Share bears to the total amounts paid and payable, whether or not called, (excluding amounts credited) on the Share.

87.2 An amount paid on a Share in advance of a call is not to be taken as paid for the purposes of **clause 87.1**.

87.3 Unless otherwise determined by the Directors, Shares rank for dividends from their date of allotment.

87.4 Subject to the *Corporations Act 2001* and the ASTC Settlement Rules, a transfer of Shares registered after the record date notified to the Exchange for determining entitlements to a dividend paid or payable in respect of the transferred Shares, does not pass the right to that dividend.

88. RESTRICTED SECURITIES

During a breach of the Listing Rules relating to Shares which are Restricted Securities, or a breach of a restriction agreement, the holder of the relevant Restricted Securities is not entitled to any dividend in respect of those Restricted Securities.

89. DEDUCTIONS FROM DIVIDENDS

The Directors may deduct from a dividend payable to a Shareholder all sums presently payable by the Shareholder to the Company on account of calls or otherwise in relation to Shares in the Company.

90. DISTRIBUTION OF ASSETS

90.1 The Directors may resolve that a dividend will be paid wholly or partly by the transfer or distribution of specific assets, including fully paid shares in, or debentures of, any other corporation.

90.2 If a difficulty arises in making a transfer or distribution of specific assets, the Directors may:

(a) deal with the difficulty as they consider expedient;

(b) fix the value of all or any part of the specific assets for the purposes of the distribution;

(c) determine that cash will be paid to any Shareholders on the basis of the fixed value in order to adjust the rights of all the Shareholders; and

(d) vest any such specific assets in trustees as the Directors consider expedient.

90.3 If a transfer or distribution of specific assets to a particular Shareholder or Shareholders is illegal or, in the Directors' opinion, impracticable, the Directors may make a cash payment to the Shareholder or Shareholders on the basis of the cash amount of the dividend instead of the transfer or distribution of specific assets.

91. PAYMENT

91.1 Any dividend or other money payable in respect of Shares may be paid (at the discretion of the Company) by:

(a) cheque sent through the mail directed to:

(i) the address of the Shareholder shown in the Register or to the address of the joint holder of Shares shown first in the Register; or

(ii) an address which the Shareholder has, or joint holders have, in writing notified the Company as the address to which dividends should be sent; or

(b) electronic funds transfer to any account which the Shareholder has, or joint holders have, notified the Company as an account into which dividends should be paid.

91.2 Any joint holder may give an effectual receipt for any dividend or other money paid in respect of Shares held by holders jointly.

92. ELECTION TO REINVEST DIVIDEND

The Directors may:

(a) establish a plan under which Shareholders or any class of Shareholders may elect to reinvest cash dividends paid by the Company by subscribing for Shares or having Shares purchased on their behalf;

(b) vary, suspend or terminate the arrangements established under **clause 92(a)**.

93. ELECTION TO ACCEPT SHARES IN LIEU OF DIVIDEND

93.1 The Directors may resolve, in respect of any dividend which it is proposed to pay on any Shares, that holders of those Shares may elect to:

(a) forego their right to share in the proposed dividend or part of the proposed dividend; and

(b) instead receive an issue of Shares credited as fully paid.

93.2 If the Directors resolve to allow the election provided for in **clause 93.1**, each holder of Shares conferring a right to share in the proposed dividend may, by notice in writing to the Company given in such form and within such period as the Directors may decide, elect to:

(a) forego the dividend which otherwise would have been paid to the holder on such of the holder's Shares conferring a right to share in the proposed dividend as the holder specifies in the notice of election; and

(b) receive instead Shares to be issued to the holder credited as fully paid, on and subject to such terms and conditions as the Directors may determine.

93.3 Following the receipt of duly completed notices of election under **clause 93.2**, the Directors must:

(a) appropriate from the Company's profits or any reserve available for distribution to Shareholders an amount equal to the aggregate issue price (if any) of the Shares to be issued credited as fully paid to those holders of Shares who have given such notices of election; and

(b) apply the amount (if any) in paying up in full the number of Shares required to be so issued.

93.4 The Directors may rescind, vary or suspend a resolution of the Directors made under **clause 93.1** and the arrangements implemented under the resolution.

93.5 The powers given to the Directors by this **clause 93** are additional to the provisions for capitalisation of profits provided for by this Constitution. If the Directors exercise their power to capitalise profits under **clause 95** then any Shareholder who has elected to participate in arrangements established under this **clause 93** is deemed, for the purpose of determining the Shareholder's entitlement to share in the capitalised sum, not to have so elected.

94. UNCLAIMED DIVIDENDS

All dividends unclaimed for one year after the time for payment has passed may be invested by the Directors as they think fit for the benefit of the Company until claimed or until required to be dealt with in accordance with any law relating to unclaimed money.

95. CAPITALISATION OF PROFITS

95.1 The Directors may resolve:

(a) to capitalise any sum being the Company's profits or any reserve available for distribution to Shareholders; and

(b) that:

(i) no Shares be issued and no amounts unpaid on Shares be paid up on capitalisation of the sum; or

(ii) the sum be applied in any of the ways mentioned in **clause 95.2** for the benefit of Shareholders in the proportions in which the Shareholders would have been entitled if the sum had been distributed by way of dividend.

95.2 The ways in which a sum may be applied for the benefit of Shareholders under **clause 95.1(b)(ii)** are:

(a) in paying up any amounts unpaid on Shares held or to be held by Shareholders;

(b) in paying up in full unissued Shares or debentures to be issued to Shareholders as fully paid; or

(c) partly as mentioned in **paragraph (a)** and partly as mentioned in **paragraph (b)**.

95.3 To the extent necessary to adjust the rights of the Shareholders among themselves, the Directors may:

(a) make cash payments in cases where Shares or debentures become issuable in fractions; and

(b) authorise any person to make, on behalf of all the Shareholders entitled to a benefit on the capitalisation, an agreement with the Company providing for:

(i) the issue to them, credited as fully paid up, of any such further Shares or debentures; or

(ii) the payment by the Company on their behalf of the amount or any part of the amount remaining unpaid on their existing Shares by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement made under the authority of **paragraph (b)** is effective and binding on all the Shareholders concerned.

NOTICES

96. SERVICE OF NOTICES

96.1 Notice may be given by the Company to any person who is entitled to notice under this Constitution by:

(a) serving it on the person;

(b) sending it by post, facsimile transmission or electronic notification to the person at the person's address shown in the Register or the address supplied by the person to the Company for sending notices to the person; or

(c) (except in the case of a notice of meeting of Shareholders which is required to be given individually to each Shareholder entitled to vote at the meeting and to each Director), advertising in one or more newspapers published in the City of Sydney as determined by the Directors.

96.2 A notice sent by post is taken to be served:

(a) by properly addressing, prepaying and posting the notice; and

(b) on the day after the day on which it was posted.

96.3 A notice sent by facsimile transmission or electronic notification is taken to be served:

(a) by properly addressing the facsimile transmission or electronic notification and transmitting it; and

(b) on the day of its transmission except if transmitted after 5.00pm in which case is taken to be served on the next day.

96.4 A notice given by advertisement is taken to be served on the date on which the advertisement first appears in a newspaper.

96.5 A notice may be served by the Company on joint holders under **clause 96.1(a)** or **96.1(b)** by giving the notice to the joint holder whose name appears first in the Register.

96.6 Every person who is entitled to a Share by operation of law and who is not registered as the holder of the Share is taken to receive any notice served in accordance with this clause by advertisement or on that person from whom the first person derives title.

96.7 A Share certificate, cheque, warrant or other document may be delivered by the Company either personally or by sending it:

(a) in the case of a Shareholder who does not have a Registered Address in Australia, by airmail post or in another way that ensures that it will be received quickly, as appropriate and, in the case of a document which is not required to

be sent in physical form, by facsimile transmission or electronic notification; and

(b) in any other case by ordinary post,

and is at the risk of the addressee as soon as it is given or posted.

96.8 A Shareholder whose Registered Address is not in Australia may specify in writing an address in Australia as the Shareholder's Registered Address within the meaning of this clause.

96.9 A certificate in writing signed by a Director, Secretary or other officer of the Company, or by any person that the Company has engaged to maintain the Register, that a document or its envelope or wrapper was addressed and stamped and was posted is conclusive evidence of posting.

96.10 Subject to the *Corporations Act 2001* the signature to a written notice given by the Company may be written or printed.

96.11 All notices sent by post outside Australia must be sent by prepaid airmail post.

96.12 A notice sent by post, facsimile transmission or electronic notification to a Shareholder's address shown in the Register or the address supplied by the Shareholder to the Company for the purpose of sending notices to the Shareholder is deemed to have been served notwithstanding that the Shareholder has died, whether or not the Company has notice of his or her death.

97. PERSONS ENTITLED TO NOTICE

97.1 Notice of every general meeting must be given to:

(a) every Shareholder;

(b) every Director;

(c) the Exchange; and

(d) the Auditor.

97.2 No other person is entitled to receive notice of a general meeting.

AUDIT AND FINANCIAL RECORDS

98. COMPANY TO KEEP FINANCIAL RECORDS

98.1 The Directors must cause the Company to keep financial records and to prepare financial documents and reports in accordance with the requirements of the *Corporations Act 2001* and the Listing Rules.

98.2 The Directors must cause the financial records and financial documents of the Company to be audited in accordance with the requirements of the *Corporations Act 2001* and the Listing Rules.

WINDING UP

99. WINDING UP

99.1 Nothing in this clause prejudices the rights of the holders of Shares issued on special terms and conditions.

99.2 If the Company is wound up, the liquidator may, with the sanction of a special resolution of the Company:

(a) divide among the Shareholders in kind all or any of the Company's assets; and

(b) for that purpose, determine how he or she will carry out the division between the different classes of Shareholders,

but may not require a Shareholder to accept any Shares or other securities in respect of which there is any liability.

99.3 The liquidator may, with the sanction of a special resolution of the Company, vest all or any of the Company's assets in a trustee on trusts determined by the liquidator for the benefit of the contributories.

99.4 During a breach of the Listing Rules relating to Shares which are Restricted Securities, or a breach of a restriction agreement, the holder of the relevant Restricted Securities is not entitled to any distributions in respect of those Restricted Securities.

INDEMNITY

100. INDEMNITY

100.1 To the extent permitted by law and subject to the restrictions in section 199A of the *Corporations Act 2001*, the Company indemnifies every person who is or has been an officer of the Company against any liability (other than for legal costs) incurred by that person as an officer of the Company (including, without limitation, liabilities incurred by the officer as a result of this clause, or as an officer of a subsidiary of the Company where the Company requested the officer to accept that appointment).

100.2 To the extent permitted by law and subject to the restrictions in section 199A of the *Corporations Act 2001*, the Company indemnifies every person who is or has been an officer of the Company against reasonable legal costs incurred in defending an action for a liability incurred by that person as an officer of the Company (including such legal costs incurred by the officer as an officer of a subsidiary of the Company where the Company requested the officer to accept that appointment).

100.3 The amount of any indemnity payable under this **clause 100** will be increased to include an additional amount ('**GST Amount**') equal to any GST payable by the officer being indemnified ('**Indemnified Officer**') in connection with the indemnity (less the amount

of any input tax credit claimable by the Indemnified Officer in connection with the indemnity). Payment of any indemnity which includes a GST Amount is conditional upon the Indemnified Officer issuing the Company a GST tax invoice for the GST Amount.

100.4 For the purposes of this **clause 100**, 'officer' means:

(a) a Director;

(b) a Secretary; and

(c) a senior manager of the Company as defined by the *Corporations Act 2001*.

CORPORATIONS ACT 2001

CONSTITUTION

of

AGL ENERGY LIMITED

TABLE OF CONTENTS

PRELIMINARY......1

1. DEFINITIONS AND INTERPRETATION......1

SHARES......3

2. RIGHTS......3

3. ISSUE OF SHARES......4

4. COMMISSION AND BROKERAGE......6

5. TRUSTS NOT RECOGNISED......6

6. JOINT HOLDERS......6

7. NO SHARE CERTIFICATES......7

8. CLASS MEETINGS......7

9. SMALL PARCELS......7

CHANGES TO SHARE CAPITAL......9

10. CONSOLIDATION OR DIVISION......9

TRANSFER OF SHARES......9

11. GENERAL......9

12. PROPORTIONAL TAKEOVER BID......11

13. TRANSFER PROCEDURE......11

14. RIGHT TO REFUSE REGISTRATION......13

TRANSMISSION OF SHARES......13

15. TITLE ON DEATH......13

16. ENTITLEMENT TO TRANSMISSION......14

CALLS 14

17. GENERAL......14

18. INSTALMENTS AND AMOUNTS WHICH BECOME PAYABLE......15

19. INTEREST AND EXPENSES......15

20. RECOVERY OF AMOUNTS DUE......15

21. DIFFERENTIATION......16

22. PAYMENT OF CALLS IN ADVANCE 16

LIEN AND FORFEITURE 16

23. LIEN 16

24. LIEN SALE 17

25. FORFEITURE NOTICE 18

26. FORFEITURE 18

27. LIABILITY OF FORMER SHAREHOLDER 19

28. DISPOSAL OF FORFEITED SHARES 19

SHAREHOLDER POWERS OF ATTORNEY 20

29. SHAREHOLDER POWERS OF ATTORNEY 20

GENERAL MEETINGS 20

30. CALLING GENERAL MEETING 20

31. NOTICE 21

32. BUSINESS 21

PROCEEDINGS AT GENERAL MEETINGS 22

33. SHAREHOLDER 22

34. QUORUM 22

35. CHAIRMAN 23

36. GENERAL CONDUCT 23

37. ADJOURNMENT 23

38. DECISIONS 24

39. TAKING A POLL 25

40. CASTING VOTE OF CHAIRMAN 25

41. ADMISSION TO GENERAL MEETINGS 25

42. AUDITOR'S RIGHT TO BE HEARD 25

VOTES OF MEMBERS 26

43. ENTITLEMENT TO VOTE 26

44. UNPAID CALLS 27

45. JOINT HOLDERS 27

46. OBJECTIONS 27

47. VOTES BY PROXY 27

48. DOCUMENT APPOINTING PROXY 28

49. PROXY IN BLANK 29

50. LODGMENT OF PROXY 29

51. VALIDITY 29

52. REPRESENTATIVES OF BODIES CORPORATE 30

APPOINTMENT AND REMOVAL OF DIRECTORS 30

53. NUMBER OF DIRECTORS 30

54. QUALIFICATION 31

55. POWER TO REMOVE AND APPOINT 31

56. ADDITIONAL AND CASUAL DIRECTORS 31

57. FILLING VACATED OFFICE 32

58. RETIREMENT BY ROTATION 32

59. NOMINATION OF DIRECTOR 32

60. VACATION OF OFFICE 32

REMUNERATION OF DIRECTORS 33

61. REMUNERATION OF NON-EXECUTIVE DIRECTORS 33

62. REMUNERATION OF EXECUTIVE DIRECTORS 34

63. RETIREMENT BENEFITS 34

POWERS AND DUTIES OF DIRECTORS 34

64. DIRECTORS TO MANAGE COMPANY 34

PROCEEDINGS OF DIRECTORS 35

65. DIRECTORS' MEETINGS 35

66. DECISIONS 36

67. DIRECTORS' INTERESTS36

68. REMAINING DIRECTORS37

69. CHAIRMAN37

70. DELEGATION37

71. WRITTEN RESOLUTIONS38

72. MINUTES38

EXECUTIVE DIRECTORS39

73. APPOINTMENT39

74. SUSPENSION AND TERMINATION OF OFFICE39

75. POWERS OF CHIEF EXECUTIVE OFFICER AND EXECUTIVE DIRECTORS39

LOCAL MANAGEMENT40

76. GENERAL40

77. APPOINTMENT OF ATTORNEYS AND AGENTS40

SECRETARY41

78. SECRETARY41

SEALS 41

79. COMMON SEAL41

80. DUPLICATE SEAL41

81. SHARE SEAL42

INSPECTION OF RECORDS42

82. TIMES FOR INSPECTION42

DIVIDENDS AND RESERVES42

83. DECLARATION OF DIVIDENDS42

84. AMEND RESOLUTION TO PAY DIVIDEND42

85. NO INTEREST43

86. RESERVES43

87. DIVIDEND ENTITLEMENT43

88. RESTRICTED SECURITIES 43
89. DEDUCTIONS FROM DIVIDENDS 44
90. DISTRIBUTION OF ASSETS 44
91. PAYMENT 44
92. ELECTION TO REINVEST DIVIDEND 45
93. ELECTION TO ACCEPT SHARES IN LIEU OF DIVIDEND 45
94. UNCLAIMED DIVIDENDS 46
95. CAPITALISATION OF PROFITS 46
NOTICES 47
96. SERVICE OF NOTICES 47
97. PERSONS ENTITLED TO NOTICE 48
AUDIT AND FINANCIAL RECORDS 48
98. COMPANY TO KEEP FINANCIAL RECORDS 48
WINDING UP 49
99. WINDING UP 49
INDEMNITY 49
100. INDEMNITY 49

Australian Securities & Investments Commission


SEC MAIL
RECEIVED
DEC 27 2006
WASH., D.C.
210
SECTION

Electronic Lodgement

Document No. 1E2589893

Lodgement date/time: 11-10-2006 09:39:32
Reference Id: 74177861 Trace No. : 1000323

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
AGL ENERGY LIMITED
Australian Company Number (ACN)
115 061 375

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MILLER,BRUCE
ASIC registered agent number (if applicable)
220

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
MICHAEL PAUL MCWILLIAMS
Capacity
SEC
Signature

Date signed
10-10-2006

B1 Cease company officeholder

Officer

This section shows the cessation of a company officeholder

Officeholder cessation Details

Role(s)

Director - Cessation Date: 09-10-2006

The name of the ceased officeholder is:

Given names **DAVID PAUL**

Family name **CRAIG**

Birth Details

Date of Birth **27-11-1954**

City/town of Birth **WELLINGTON**

Country of Birth **NEW ZEALAND**

B2 Appoint company officeholder

Officer

This section shows the appointment of a company officeholder

Officeholder Appointment Details

Role(s)

Director - Appointment Date: 09-10-2006

The name of the appointed officeholder is:

Given names **SANDRA**

Family name **MCPHEE**

Birth Details

Date of Birth **11-03-1946**

City/town of Birth **MANCHESTER**

Country of Birth **UNITED KINGDOM**

Residential Address

Address

1/14 LONGWORTH AVENUE POINT
PIPER NSW
2027
Australia

Officer

This section shows the appointment of a company officeholder

Officeholder Appointment Details

Role(s)

Director - Appointment Date: 09-10-2006

The name of the appointed officeholder is:

Given names **JEREMY CHARLES ROY**

Family name **MAYCOCK**

Birth Details

Date of Birth **09-01-1952**

City/town of Birth **BUSHEY**

Country of Birth **UNITED KINGDOM**

Residential Address

Address

231 UPPER BROOKFIELD ROAD
BROOKFIELD
QLD 4069
Australia

Australian Securities &
Investments Commission



Form 388
Corporations Act 2001
294, 295, 298-300, 307, 308, 319, 321, 322
Corporations Regulations
1.0.08

Copy of financial statements and reports

RECEIVED
19 OCT 2006
ASIC
SSC

Related forms:
Form 5137 Appointment of scheme auditor

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
AGL ENERGY LIMITED

ACN/ABN
74 115 061 375

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Bruce Miller

ASIC registered agent number (if applicable)
220

Telephone number
(02) 9921 2203

Postal address
AGL, 72 Christie Street
St Leonards NSW 2065

Please provide an estimate of the time taken to complete this form.
[] hrs [] mins

1 Reason for lodgement of statement and reports

Tick appropriate box

- [X] A public company or a disclosing entity which is not a registered scheme or prescribed interest undertaking (A)
- [] A registered scheme (Where a new auditor has been appointed to a registered scheme, *Form 5137 Appointment of scheme auditor must be lodged*) (B)
- [] Amendment of financial statements or directors' report (company) (C)
- [] Amendment of financial statements or directors' report (registered scheme)* (D)
- [] A large proprietary company that is not a disclosing entity (H)
- [] A small proprietary company that is controlled by a foreign company for all or part of the period and where the company's profit or loss for the period is not covered by the statements lodged with ASIC by a registered foreign company, company, registered scheme, or disclosing entity (I)
- [] A small proprietary company that is requested by ASIC to prepare and lodge statements and reports (J)
- [] A prescribed interest undertaking that is a disclosing entity (K)

Dates on which financial year begins and ends

Financial year begins 01/07/05 [D D] [M M] [Y Y] to Financial year ends 30/06/06 [D D] [M M] [Y Y]

Date of annual general meeting (if applicable)

[][]/[][]/[][] [D D] [M M] [Y Y]

2 Details of large proprietary company

If the company is a large proprietary company that is not a disclosing entity, please complete the following information as at the end of the financial year for which the financial statements relate:

A What is the consolidated gross operating revenue of the large proprietary company and the entities that it controls?

[]

B What is the value of the consolidated gross assets of the large proprietary company and the entities that it controls?

[]

C How many employees are employed by the large proprietary company and the entities that it controls?

[]

D How many members does the large proprietary company have?

[]

3 Auditor report

Were the financial statements audited?

[X] Yes

[] No

If no, is there a class order exemption current for audit relief?

[] Yes

[X] No

If yes, does the auditor's report (s308) for the financial year contain a statement of:

Reasons for the auditor not being satisfied as to the matters referred to in s307?

[] Yes

[] No

Details of the deficiency, failure or shortcoming concerning any matter referred to in s307?

[] Yes

[] No

4 Details of current auditor

Where a new auditor has been appointed to a registered scheme, Form 5137 *Appointment of scheme auditor must be lodged*

Auditor registration number *(for individual auditor or authorised audit company)*

[]

Family name []

Given name []

or

Company name

Deloitte Touche Tohmatsu

ACN/ABN

74 490 121 060

or

Firm name (if applicable)

[]

4 Continued... Details of current auditor

Office, unit, level
Grosvenor Place

Street number and Street name
225 George Street

Suburb/City
Sydney

State/Territory
NSW

Postcode
2000

Country (if not Australia

Date of appointment
01/08/05
[D D] [M M] [Y Y]

5 Statements and reports to be attached to this form

Financial statements for the year (as per ss295(2))

Statement of financial performance for the year (profit and loss statement)

Statement of financial position as at the end of the year (balance sheet)

Statement of cash flows for the year

If required by accounting standards - consolidated profit & loss statement, balance sheet and statement of cash flows

Notes to financial statements (as per ss295(3))

Disclosures required by the regulations

Notes required by the accounting standards

Any other information necessary to give a true and fair view (see s297)

The directors' declaration about the statements and notes (as per ss 295(4))

The directors' report for the year (as per s 298 to 300)

Auditor's report required under sections 308 and 314

Signature

I certify that the attached documents marked (" A ") are a true copy of the annual reports required under Section 319.



Name
MICHAEL PAUL MCWILLIAMS

Signature

Capacity

☐ Director

☒ Company secretary

Date signed
05/10/06
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mall Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

THIS IS ANNEXURE MARKED "A" OF 25 PAGES (INCLUDING HEADER PAGE) TO FORM 388 FOR AGL ENERGY LIMITED, ABN 74 115 061 375.

.......................... Date: 5 October 2006

Michael Paul McWilliams
Secretary

AGL ENERGY LIMITED
(formerly AGL Gas Developments Pty Ltd)

ACN 115 061 375
FOR THE YEAR ENDED 30 JUNE 2006

	Page No.
Directors' Report	**1-4**
Financial Report	
Income Statement	**5**
Balance Sheet	**6**
Cash Flow Statement	**7**
Statement of Recognised Income and Expense	**8**
Notes to the Financial Statements	**9-22**
Directors' Declaration	**23**
Auditor's Independence Declaration	**24**
Independent Audit Report	**25**

AGL ENERGY LIMITED

(formerly AGL Gas Developments Pty Ltd)

DIRECTORS' REPORT

The directors present their report on the company in accordance with the Corporations Act 2001 in respect of the financial year ended 30 June 2006.

The directors of the company at any time during or since the end of the financial year are:

M R G Johnson LLB MBA (Chairman), *Age 65* (appointed 17th February 2006)

Term: Non-executive Director. Appointed Chairman on 17th February 2006.
Independent: Yes
Directorships: Deputy Chairman of Macquarie Bank Limited (commenced as Director in 1987) and Chairman of Macquarie Infrastructure Group (commenced as Director in 1996). He is also Chairman of the Australian Strategic Policy Institute and a Director of the Victor Chang Cardiac Research Institute.

D C K Allen AO MA MSc, *Age 70* (appointed 17th February 2006)

Term: Non-executive Director
Independent: Yes
Directorships: Chairman of Air Liquide Australia Limited as of August 2005 (commenced as a Director in April 1998).
Experience: Retired as Managing Director of Woodside Petroleum Limited in 1996. Within the last three years he was a Director and Chairman of National Australia Bank Limited (commenced in 1992, retired in 2004), a Director of Amcor Limited (commenced in 1996, resigned 28 October 2005) and of Earthwatch Australia

P Anthony, *Age 50* (appointed 23rd May 2006)

Term: Managing Director
Independent: No
Directorships: The Australian Gas Light Company Limited (from 1st May 2006)
Experience: Paul joined The Australian Gas Light Company on 3 April 2006 after a successful international career in both executive and non-executive positions in the energy sector. He is the previous Managing Director of listed New Zealand energy company, Contact Energy and has a deep knowledge base of running successful businesses in deregulated electricity and gas markets.

C J Hewson BEc (Hons) MA, *Age 51* (appointed 17th February 2006)

Term: Non-executive Director
Independent: Yes
Directorships: Director of Westpac Banking Corporation (commenced in 2003).
Experience: Community involvement includes board or advisory roles with the YWCA NSW, the Royal Humane Society of New South Wales and The Australian Charities Fund. Within the last three years she was a Director of CSR Limited (commenced in 1995, retired 14 July 2005) and also a member of the Economic Development Board (South Australia).

M G Ould BEc, *Age 59* (appointed 17th February 2006)

Term: Non-executive Director
Independent: Yes
Directorships: Director of Pacific Brands Limited (commenced in 2004) and Foster's Group Limited (commenced in 2004) and Goodman Fielder Limited (commenced in November 2005).
Experience: Previously Managing Director of National Foods Limited.

D P Craig Bec CA, *Age 51* (appointed 17th February 2006)

Term: Non-executive Director
Independent: Yes
Experience: David has recently completed a role as CFO of the Australand Property Group and commenced a role as CFO of the Commonwealth Bank in September 2006. He is expected to retire as a director of AGL Energy Limited during October 2006. He was previously Global Transition Finance Leader for IBM's Business Consulting Services and Global CFO of PWC Consulting.

G J Reaney Bcom CPA, *Age 63* (appointed 5th July 2006)

Term: Non-executive Director
Independent: Yes
Directorships: Chairman of PMP Limited (commenced in 2002), a Director of St George Bank Limited (commenced in 1996) and a Director of So Natural Foods Australia Limited (commenced in 2001).
Experience: *Retired as Managing Director of National Foods Limited in 1996, prior to which time he was* Managing Director of IEL.

AGL ENERGY LIMITED

(formerly AGL Gas Developments Pty Ltd)

DIRECTORS' REPORT

The following directors resigned during the year:

G J Hayes (resigned 17th February 2006)
R A Casamento (resigned 17th February 2006)
J F McAloon (resigned 17th February 2006)

Company secretary

MP McWilliams (appointed 28th August 2006)

Directors' Meetings

The number of Directors' Meetings and number of meetings attended by each of the Directors of AGL Energy Limited during the financial year were as below:

	Regular Board Meetings	
Directors' Name	A	B
MRG Johnson	1	1
P Anthony	1	1
GJ Reaney	0	1
DCK Allen	1	1
CJ Hewson	1	1
MG Ould	0	1
DP Craig	1	1

A - number of meetings attended B - number of meetings held during the time the Director held office during the year

Principal activities

The principal activities of the company during the financial year were the holding of investments in subsidary and joint-venture entities pertaining to the AGL Energy group. During 2005 the company was dormant.

Review of operations

The profit for the year after income tax was $4,304,000 (2005: $Nil).

Significant changes in state of affairs

During the financial year, the company changed from a private to a public company and changed its name to AGL Energy Limited (formerly AGL Gas Developments Pty Ltd), as it is the intention that after the AGL/Alinta transaction, AGL Energy Limited will be the parent entity for the AGL Energy group.

AGL ENERGY LIMITED

(formerly AGL Gas Developments Pty Ltd)

DIRECTORS' REPORT

Subsequent events

On 26 April 2006, the ultimate parent entity (AGL) and Alinta Limited agreed to merge their respective infrastructure businesses in a Heads of Agreement. AGL and Alinta subsequently signed a relationship deed dealing with transitional and commercial issues arising from the proposed implementation of an AGL Scheme of arrangement and an Alinta Scheme of arrangement. These schemes involve the merger of AGL and Alinta's infrastructure and asset management businesses and the establishment of AGL Energy as a separate listed entity. These two new listed entities will be AGL Energy and New Alinta.

Preparation for the necessary shareholders meetings is well underway including the preparation of Scheme Booklets together with directors' recommendations on each proposal. It is expected that these meetings will take place in October 2006. The implementation of these schemes is dependent upon obtaining necessary shareholders approval at these meetings. The effect of obtaining the AGL shareholder approval has not been included in these financial statements.

On 21 June 2006 AGL announced the intended acquisition of BHP Billiton's 50% interest in the Queensland coal seam gas project at Moranbah. Financial close occurred during August 2006 with effect from 1 January 2006. AGL's share of revenue and expenses from the effective date to financial close will be adjusted against the acquisition price. A deposit of $9.3 million has been paid and is included in Oil and Gas assets at 30 June 2006, with a further payment of $83.7 million on completion excluding transaction costs.

Future developments

Disclosure of information regarding likely developments in the operations of the company in future financial years and the expected results of those operations is likely to result in unreasonable prejudice to the company. Accordingly, this information has not been disclosed in this report.

Environmental regulations

The company's operations are subject to particular and significant environmental regulation under laws of the Commonwealth or of a State or Territory. Details of the company's performance in relation to environmental regulation are provided below.

Environmental compliance performance is monitored on an ongoing basis by way of environmental audits conducted by the company using internal accredited auditors and external resources. There has been no instance of non-compliance in relation to the company's environmental licence conditions.during the financial year. No environment penalty notices have been issued during the financial year.

Dividends

No dividend has been paid or declared since the end of the previous financial year and the directors do not recommend the payment of a dividend in respect of the year ended 30 June 2006 (2005: $nil)

Indemnity of officers and auditors

The company's constitution indemnifies, to the extent permitted by law, officers of the company when acting in those capacities in respect of:

- liability to third parties (other than related entities) when acting in good faith; and
- costs and expenses of successfully defending legal proceedings and ancillary matters.

The officers indemnified are the Directors named above in their capacity as Directors; B.N. Miller in his capacity as Company Secretary and any other person concerned in or who takes part in the management of the company.

The company has not otherwise, during or since the financial year, indemnified or agreed to indemnify an officer or auditor of the company or of any related body corporate against a liability incurred as such an officer or auditor.

Auditor's independence declaration

The auditor's independence declaration is included on page 24 of the financial report.

AGL ENERGY LIMITED

(formerly AGL Gas Developments Pty Ltd)

DIRECTORS' REPORT

Rounding amounts to the nearest $000

The company is an entity of the kind referred to in ASIC class order 98/100, issued 10 July 1998, and in accordance with that class order amounts in this report and in the financial report have been rounded to the nearest thousand dollars.

This report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Board.



Director

Sydney, 5th October 2006

AGL ENERGY LIMITED

INCOME STATEMENT

FOR THE YEAR ENDED 30 JUNE 2006

	Note	2006 $000	2005 $000
Revenue	2	54,779	-
Other income	3	7,493	-
Expenses	4	(7)	-
Share of profits of associates and jointly controlled entities using the equity method		-	-
Profit before finance costs, depreciation and amortisation		62,265	-
Depreciation and amortisation	5	(571)	-
Profit before finance costs		61,694	-
Finance costs	5	(62,331)	-
Profit before income tax		(637)	-
Income tax (expense)/income		4,941	-
Profit attributable to members of the Company		4,304	-

The notes following the financial statements form part of the financial report.

AGL ENERGY LIMITED

BALANCE SHEET

AS AT 30 JUNE 2006

	Note	2006 $000	2005 $000
Current assets			
Cash and cash equivalents	7	3,901	-
Trade and other receivables	8	69	-
Inventories	9	-	-
Other financial assets	10	71,948	-
Other assets	11	-	-
Non-current assets classified as held for sale	12	-	-
Total current assets		75,918	-
Non-current assets			
Trade and other receivables	13	-	-
Investments accounted for using the equity method	14	-	-
Exploration and evaluation assets	15	-	-
Oil and gas assets	16	10,707	-
Property, plant and equipment	17	9,060	-
Intangible assets	18	-	-
Deferred tax assets	19	-	-
Other financial assets	20	1,985,829	-
Other assets	21	-	-
Total non-current assets		2,005,596	-
Total assets		2,081,514	-
Current liabilities			
Trade and other payables	22	3	-
Borrowings	23	4,533	-
Provisions	24	-	-
Current tax liabilities		-	-
Other financial liabilities	25	36,489	-
Other liabilities	26	-	-
Total current liabilities		41,025	-
Non-current liabilities			
Trade and other payables	27	-	-
Borrowings	28	-	-
Provisions	29	-	-
Deferred tax liabilities	30	1,938	-
Other financial liabilities	31	1,997,621	-
Other liabilities	32	-	-
Total non-current liabilities		1,999,560	-
Total liabilities		2,040,584	-
Net assets		40,929	-
Equity			
Issued capital	33	-	-
Other Contributed equity		36,712	-
Reserves	34	(87)	-
Retained earnings	35	4,304	-
Total equity		40,929	-

The notes following the financial statements form part of the financial report.

AGL ENERGY LIMITED

CASH FLOW STATEMENT

FOR THE YEAR ENDED 30 JUNE 2006

	Note	2006 $000	2005 $000
Cash flows from operating activities			
Receipts from customers		-	-
Payments to suppliers and employees		(73)	-
Dividends received		2	-
Finance income received		10,802	-
Finance costs paid		-	-
Income taxes paid		-	-
Net cash provided by/(used in) operating activities	40(c)	10,731	-
Cash flows from investing activities			
Payments for property, plant and equipment		(9,632)	-
Payments for exploration and evaluation		-	-
Payments for oil and gas assets		(10,707)	-
Payments for investments		(140,005)	-
Payments for intangibles		-	-
Payments for acquisition of businesses/subsidiaries		-	-
Loans advanced		-	-
Proceeds from sale of property, plant and equipment		-	-
Proceeds from disposal of investments		-	-
Proceeds from disposal of subsidiaries		-	-
Proceeds from loan repayments		-	-
Net cash provided by/(used in) investing activities		(160,344)	-
Cash flows from financing activities			
Proceeds from issue of shares		-	-
Proceeds from borrowings		-	-
Repayment of borrowings		-	-
Loans advanced to related entities		(1,894,704)	-
Loans received from related entities		2,043,685	-
Dividends paid		-	-
Net cash provided by/(used in) financing activities		148,981	-
Net increase/(decrease) in cash held		(632)	-
Cash at the beginning of the financial year		-	-
Effect of exchange rates on cash holdings in foreign currencies		-	-
Cash at the end of the financial year	40(a)	(632)	-

The notes following the financial statements form part of the financial report.

AGL ENERGY LIMITED

STATEMENT OF RECOGNISED INCOME AND EXPENSE

FOR THE YEAR ENDED 30 JUNE 2006

	Note	2006 $000	2005 $000
Cash flow hedges:			
Gain/(loss) taken to equity		(87)	-
Transferred to profit or loss for the period		-	-
Income tax on items taken directly to or transferred from equity		-	-
Net income/(expense) recognised directly in equity		(87)	-
Profit for the period		4,304	-
Total recognised income and expense for the period attributable to members of the Company		4,217	-

The notes following the financial statements form part of the financial report.

AGL ENERGY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

Note 1 - Statement of significant accounting policies

(a) Financial reporting framework

The company is not a reporting entity because in the opinion of the directors there are unlikely to exist users of the financial report who are unable to command the preparation of reports tailored so as to satisfy specifically all of their information needs. Accordingly this special purpose financial report has been prepared to satisfy the directors' reporting requirements under the Corporations Act 2001.

(b) Statement of compliance

The financial report has been prepared in accordance with the Corporations Act 2001, the basis of accounting specified by all Accounting Standards and Urgent Issues Group Interpretations, and the disclosure requirements of AASB 101 Presentation of Financial Statements, AASB 107 Cash Flow Statements, AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors and AASB 1048 *Interpretation and Application of Standards*. Accounting Standards include Australian equivalents to International Financial Reporting Standards (A-IFRS). Accounting Standard AASB 127 Consolidated and Separate Financial Statements has not been adopted in the preparation of this financial report.

(c) Basis of preparation

The financial report has been prepared on the basis of historical cost, except for derivative financial instruments which have been measured at fair value. Unless otherwise indicated, all amounts are presented in Australian dollars.

In the application of A-IFRS, management is required to make judgements, estimates and assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable in the circumstances, the results of which form the basis of making judgements. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of A-IFRS that have significant effects on the financial statements and estimates with a significant risk of material adjustments in the next year are disclosed, where applicable, in the relevant notes to the financial statements.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The company changed its accounting policies on 1 July 2005 to comply with A-IFRS. The transition to A-IFRS is accounted for in accordance with AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards*, with 1 July 2004 as the date of transition.

The directors have elected under section 334(5) of the Corporations Act 2001 to early adopt the following revised accounting standards and amendments:

AASB 119 *Employee Benefits* (December 2004);
AASB 2005-1 (amendments to AASB 139 *Financial Instruments: Recognition and Measurement*);
AASB 2005-3 (amendments to AASB 119 *Employee Benefits*); and
AASB 2005-6 (amendments to AASB 3 *Business Combinations*).

No other Australian Accounting Standards issued but not yet effective have been early adopted for the year ended 30 June 2006, and they are not expected to result in significant accounting policy or disclosure changes.

The accounting policies set out below have been applied in preparing the financial statements for the year ended 30 June 2006, the comparative information presented in these financial statements for the year ended 30 June 2005, and in the preparation of the opening A-IFRS balance sheet at 1 July 2004, the company's date of transition, except for the accounting policies in respect of financial instruments. The company has not restated comparative information for financial instruments, including derivatives, as permitted under the first-time adoption transitional provisions.

The company is an entity of the kind referred to in ASIC Class Order 98/100, dated 10 July 1998, and in accordance with that Class Order amounts in the financial report have been rounded to the nearest thousand dollars.

(d) Cash and cash equivalents

Cash and cash equivalents comprise cash in banks, cash on hand and short-term money market deposits. Bank overdrafts and short-term money market borrowings are included as a component of cash and cash equivalents for the purpose of the cash flow statement.

(e) Trade and other receivables

Trade receivables, loans and other receivables are recorded at amortised cost less impairment.

An allowance for doubtful debts is raised when the collection of the full amount of the debt is no longer probable. Bad debts are written off when identified.

Unbilled revenue represents estimated gas and electricity services supplied to customers but unbilled at the end of the financial year.

Note 1 - Statement of significant accounting policies (continued)

(f) Investments

Investments in subsidiaries, associates and jointly controlled entities are carried at the lower of cost or estimated recoverable amounts.

Investments in associates and jointly controlled entities are shown at cost plus the consolidated entity's share of the post-acquisition undistributed profits and reserves of the associates or jointly controlled entities. The results of associates and jointly controlled entities are accounted for by using the equity method of accounting.

Interests in jointly controlled assets and operations are recognised by including in the financial report under the appropriate categories the company's relevant proportion of joint venture revenues, expenses, assets and liabilities.

Investments in other entities are initially recognised at cost. After initial recognition, these investments are stated at fair value less any impairment.

(g) Property, plant and equipment

Purchased assets

Items of property, plant and equipment are initially brought to account at cost which includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. For major qualifying assets, cost includes, where applicable, finance and other costs incurred during construction or represents, where applicable, the fair value of assets acquired on the purchase of subsidiaries.

Property, plant and equipment are stated at cost or deemed cost less accumulated depreciation and impairment.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the financial year the asset is derecognised.

Property, plant and equipment, other than freehold land, leasehold improvements and surplus properties held for sale, are depreciated on a straight line basis at rates based upon the expected useful lives of the assets. The estimated useful lives, residual values and depreciation method are reviewed at the end of each annual reporting period.

Leasehold improvements are amortised over the periods of the relevant leases or the expected useful lives of the improvements, whichever are the shorter.

The following estimated useful lives are used in the calculation of depreciation:

Freehold buildings	- 50 years;
Leasehold improvements	- lesser of lease period or 20 years; and
Plant and equipment	- 3 to 50 years.

Leased assets

Leases are classified as finance leases when the company assumes substantially all the risks and rewards of ownership.

Assets held under finance leases are capitalised at the inception of the lease at their fair value or, if lower, at the present value of the minimum lease payments. The corresponding liability is included in the balance sheet as a finance lease liability.

Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in the income statement.

Finance leased assets are amortised on a straight line basis over the estimated useful life of the asset.

Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term. In the event that lease incentives are received to enter into operating leases, such incentives are recognised as a liability. The aggregate benefits of incentives are recognised as a reduction of rental expense on a straight line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(h) Oil and gas assets

The costs of oil and gas assets in the development phase are separately accounted for as tangible assets. When commercial operation commences, the accumulated costs are transferred to oil and gas assets in production. The costs of oil and gas assets

Note 1 - Statement of significant accounting policies (continued)

(i) Impairment
At each reporting date, the company reviews the carrying amount of its tangible and intangible assets, other than inventories and deferred tax assets, to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Goodwill and other intangible assets with indefinite useful lives are tested for impairment annually and whenever there is an indication of impairment. An impairment of goodwill is not subsequently reversed.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than the carrying amount of the asset or cash-generating unit, it is reduced to its recoverable amount. An impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the impairment loss is treated as a revaluation decrease.

A reversal of an impairment loss is recognised as an increase to the estimated recoverable amount of the asset or cash-generating unit but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the reversal of the impairment loss is treated as a revaluation increase.

(j) Trade and other payables
Trade and other payables, including accruals not yet billed, are recognised when the company becomes obliged to make future payments principally as a result of purchases of goods and services.

(k) Borrowings
Borrowings are recorded initially at fair value, net of transaction costs.

Subsequent to initial recognition, borrowings are measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Customer deposits are recognised on receipt of refundable deposits held as security over future gas and electricity usage by customers. Interest is accrued at nominal rates over the period the deposits are held.

(l) Provisions
Provisions are recognised when the company has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cashflows estimated to settle the present obligation, its carrying amount is the present value of those cashflows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

(m) Goods and services tax
Revenue, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(n) Income tax
Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

Note 1 - Statement of significant accounting policies (continued)

(n) Income tax (continued)

The following temporary differences are not provided for: initial recognition of goodwill, initial recognition of assets or liabilities (other than as a result of a business combination) that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries, associates or jointly controlled entities to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the reporting date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

The company became a member of a tax-consolidated group from 1 July 2003 under Australian tax law. As a result, from this date, the company is not subject to tax in its own right. The Australian Gas Light Company is the head entity in the tax-

Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the company are recognised in the financial statements of the company using the 'stand alone taxpayer' approach in accordance with UIG 1052 *Tax Consolidation Accounting*. Current tax liabilities and assets and deferred tax assets arising from unused tax losses and tax credits of the company are recognised by the head entity.

The members of the tax-consolidated group have entered into a tax sharing and tax funding agreement. The tax funding agreement requires payments to/from the head entity equal to the current tax liability (asset) assumed by the head entity and any tax-loss deferred tax asset assumed by the head entity. The payments are recorded as intercompany receivables/payables. The intercompany receivables/payables are at call.

(o) Foreign currency translation

Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at reporting date are translated at the exchange rate ruling at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the exchange rates ruling at the dates the fair value was determined.

Foreign exchange differences arising on translation are recognised in the income statement in the period in which they arise except for exchange differences on transactions entered into in order to hedge certain foreign currency risks (refer Note 1(v)).

Financial statements of foreign operations

Assets and liabilities of foreign operations are translated into Australian dollars at exchange rates ruling at reporting date. Revenues and expenses of foreign operations are translated at average exchange rates ruling during the year. Exchange differences arising on translation are recognised directly in the foreign currency translation reserve and recognised in profit or loss on disposal of the foreign operation.

(p) Derivative financial instruments and hedging

The company entity uses derivative financial instruments to manage its exposure to interest rate, foreign exchange rate, electricity purchase price and certain commodity price risks arising in the normal course of business. The use of derivatives is subject to policies, procedures and limits approved by the Board of Directors. Derivative transactions are not entered into for speculative purposes.

For the year ended 30 June 2006

As permitted under the A-IFRS first-time adoption transitional provisions, comparative financial information for financial instruments, including derivatives, has not been restated. The following accounting policies apply for the period from 1 July 2005.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. Derivatives are recognised in the balance sheet as assets when their fair value is positive and as liabilities when their fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which case, the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

Hedges are classified as fair value hedges when they hedge the exposure to changes in the fair value of recognised assets or liabilities or firm commitments; cash flow hedges when they hedge exposure to variability in cash flows of recognised assets or liabilities, or highly probable forecast transactions; or hedges of net investments in foreign operations.

Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair value of the hedge asset or liability that is attributable to the hedged risk.

Hedge accounting is discontinued when the hedge instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. The adjustment to the carrying amount of the hedged item arising from the hedge risk is amortised to profit or loss from that date.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss.

Note 1 - Statement of significant accounting policies (continued)

(p) Derivative financial instruments and hedging (continued)

Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

Hedges of net investments in foreign operations

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instruments relating to the effective portion of the hedge is recognised in the foreign currency translation reserve and the gain or loss relating to the ineffective portion is recognised immediately in profit or loss. Gains and losses deferred in the foreign currency translation reserve are recognised immediately in profit or loss when the foreign operation is disposed of.

For the year ended 30 June 2005

The following accounting policies for accounting for financial instruments were applied in the comparative financial year.

Gains or losses on derivative financial instruments relating to hedge transactions are either brought to account as gains or losses in the periods in which the differences arise or brought to account over the periods of the hedge transactions.

Gains or losses on derivative financial instruments which meet the definition of a hedge of specific purchase and sale commitments are deferred until the date of the relevant transaction and included in the measurement of the purchase or sale.

Where a derivative financial instrument which meets the definition of a hedge for hedge accounting purposes is terminated early and the underlying hedged transactions are no longer expected to occur, the gains or losses arising on the early termination of the instrument are recognised in the income statement at the date of termination.

Where a derivative financial instrument which meets the definition of a hedge for hedge accounting purposes is terminated early and the underlying transactions are still expected to occur as designated, the gains and losses arising on the early termination of the instrument continue to be deferred and are progressively brought to account over the period during which the hedged transaction is recognised.

Amounts payable and receivable under interest rate swaps, forward rate agreements and interest rate options are recognised in the income statement on a basis consistent with corresponding fluctuations in interest expense on floating rate debt. The carrying amounts of these financial instruments, which comprise net interest receivables and payables accrued, are included in assets or liabilities respectively.

Option fees and amounts receivable and payable in respect of electricity hedging contracts are brought to account on an accruals basis.

(q) Revenue recognition

Interest income is recognised as it accrues, using the effective interest method.

Dividend income is recognised when the shareholder's right to receive the payment is established.

(r) Finance costs

Finance costs comprise interest payable on borrowings calculated using the effective interest rate method, amortisation of borrowing costs relating to long-term financing facilities and gains and losses on certain hedging instruments that are recognised in the income statement.

Finance costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of that asset.

(s) Other contributed equity

Other contributed equity represents deemed contributions on intercompany loan balances which are interest free.

AGL ENERGY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

	2006 $000	2005 $000
Note 2 - Revenue		
Revenue from sale of goods	-	-
Revenue from rendering of services	-	-
Revenue from construction contracts	-	-
Finance income		
Interest income	54,777	-
Dividend income	2	-
	54,779	-
Note 3 - Other income		
Net gain on disposal of property, plant and equipment	-	-
Net foreign exchange gains	7,493	-
Rental income	-	-
Reversal of provisions	-	-
Other	-	-
	7,493	-
Note 4 - Expenses		
Cost of sales	-	-
Administrative expenses	5	-
Employee benefits expense	-	-
Asset impairment	-	-
Other expenses	2	-
	7	-
Note 5 - Profit before income tax		
Profit before income tax has been arrived at after charging the following expenses:		
Finance costs		
Interest expense	62,331	-
Other finance costs	-	-
	62,331	-
Depreciation and amortisation		
Property, plant and equipment	571	-
Oil and gas assets	-	-
Intangible assets	-	-
Other	-	-
	571	-
Charges to provisions		
Environmental rehabilitation	-	-
Other	-	-
Net loss on disposal of property, plant and equipment	-	-
Net foreign exchange losses	-	-
Doubtful trade debts (net of bad debts recovered)	-	-
Write-down of inventory to net realisable value	-	-
Share -based payments	-	-
Rental expense on operating leases	-	-

AGL ENERGY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

	2006 $000	2005 $000
Note 6 - Dividends		
Recognised amounts		
Interim dividend paid:		
Franked amount ($Nil per share (2005 - $Nil per share))	-	-
Unfranked amount ($Nil per share (2005 - $Nil per share))	-	-
Total amount ($Nil per share (2005 - $Nil per share))	-	-
Final dividend paid:		
Franked amount ($Nil per share (2005 - $Nil per share))	-	-
Unfranked amount ($Nil per share (2005 - $Nil per share))	-	-
Total amount ($Nil per share (2005 - $Nil per share))	-	-
Total	-	-
Note 7 - Cash and cash equivalents		
Cash at bank and on hand	3,901	-
Short-term money market deposits	-	-
	3,901	-
Note 8 - Trade and other receivables (current)		
Trade receivables	36	-
Allowance for doubtful debts	-	-
	36	-
Unbilled revenue	-	-
Amounts due from customers for construction contracts	-	-
Amounts owing by related parties	-	-
Finance lease receivables	-	-
Other receivables	33	-
	69	-
Note 9 - Inventories (current)		
Raw materials and stores	-	-
Work in progress	-	-
Finished goods	-	-
	-	-
Note 10 - Other financial assets (current)		
Fair value derivatives	71,948	-
Note 11 - Other assets (current)		
Prepayments	-	-
Other	-	-
	-	-

AGL ENERGY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

	2006 $000	2005 $000
Note 12 - Non-current assets held for sale (current)		
Land and buildings held for sale	-	-
Note 13 - Trade and other receivables (non-current)		
Finance lease receivables	-	-
Other receivables	-	-
	-	-
Note 14 - Investments accounted for using the equity method		
Investments in associates	-	-
Investments in jointly controlled entities	-	-
	-	-
Note 15 - Exploration and evaluation assets		
At cost	-	-
Note 16 - Oil and gas assets		
At cost	10,707	-
Accumulated depreciation and depletion	-	-
Net carrying amount	10,707	-
Note 17 - Property, plant and equipment		
Freehold land and buildings		
At cost	-	-
Accumulated depreciation	-	-
	-	-
Leasehold improvements		
At cost	3,165	-
Accumulated depreciation	(42)	-
	3,123	-
Surplus properties held for sale		
At cost	-	-
Accumulated depreciation	-	-
	-	-
Plant and equipment		
At cost	6,466	-
Accumulated depreciation	(529)	-
	5,937	-
Total	9,060	-

AGL ENERGY LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2006

	2006 $000	2005 $000
Note 18 - Intangible assets		
Goodwill		
At cost	-	-
Accumulated impairment	-	-
	-	-
Licences		
At cost	-	-
Accumulated impairment	-	-
	-	-
Emission rights		
At cost	-	-
Accumulated amortisation	-	-
	-	-
Other		
At cost	-	-
Accumulated amortisation	-	-
	-	-
Total	-	-
Note 19 - Deferred tax assets		
Temporary differences	-	-
Note 20 - Other financial assets (non-current)		
Investments in subsidiaries - at cost	140,005	-
Investments in associates - at cost	-	-
Investments in jointly controlled entities - at cost	-	-
Amounts owing by related parties	1,837,535	-
Fair value derivatives	8,289	-
	1,985,829	-
Note 21 - Other assets (non-current)		
Sundry gas and electricity assets	-	-
Other	-	-
	-	-
Note 22 - Trade and other payables (current)		
Trade payables	3	-
Amounts owing to related parties	-	-
	3	-

	2006 $000	2005 $000
Note 23 - Borrowings (current)		
At amortised cost (2005: cost)		
Bank overdrafts	4,533	-
Bank loans	-	-
Finance lease liabilities	-	-
Customer deposits	-	-
	4,533	-
Note 24 - Provisions (current)		
Employee benefits	-	-
Environmental rehabilitation	-	-
Other	-	-
	-	-
Note 25 - Other financial liabilities - current		
Fair value derivatives	36,489	-
Note 26 - Other liabilities (current)		
Unearned revenue	-	-
Note 27 - Trade and other payables (non-current)		
Trade payables	-	-
Amounts owing to related parties	-	-
	-	-
Note 28 - Borrowings (non-current)		
At amortised cost (2005: cost)		
Bank loans	-	-
Finance lease liabilities	-	-
Customer deposits	-	-
	-	-
Note 29 - Provisions (non-current)		
Employee benefits	-	-
Environmental rehabilitation	-	-
Other	-	-
	-	-
Note 30 - Deferred tax liabilities		
Temporary differences	1,938	-
Note 31 - Other financial liabilities (non-current)		
Unsecured		
At amortised cost (2005:cost)		
Amounts owing to related parties	1,960,149	-
Fair value derivatives	37,473	-
	1,997,621	-

	2006 $000	2005 $000
Note 32 - Other liabilities (non-current)		
Unearned revenue	-	-
Note 33 - Issued capital		
2 (2005: 2) fully paid ordinary shares	-	-

Changes to the then Corporations Law abolished the authorised capital and par value concept in relation to share capital from 1 July 1998. Accordingly, the Company does not have authorised capital or par value in respect of its issued shares.

	2006 $000	2005 $000
Note 34 - Reserves		
Asset revaluation	-	-
Hedging	(87)	-
Other	-	-
	(87)	-
Movements in reserves:		
Asset revaluation		
Balance at beginning of year	-	-
Movement	-	-
Balance at end of year	-	-
Hedging		
Balance at beginning of year	-	-
Adjustment on adoption of AASB 132 and AASB 139	-	-
Restated balance at beginning of year	-	-
Cash flow hedges gain/(loss) taken to equity	(87)	-
Cash flow hedges gain/(loss) transferred to profit for the period	-	-
Deferred income tax	-	-
Balance at end of year	(87)	-

The hedging reserve represents the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

	2006 $000	2005 $000
Other		
Balance at beginning of year	-	-
Movement	-	-
Balance at end of year	-	-
Note 35 - Retained earnings		
Balance at beginning of year	-	-
Adjustment on adoption of AASB 132 and AASB 139	-	-
Restated balance at beginning of year	-	-
Profit attributable to members of the company	4,304	-
Dividends paid or provided	-	-
	4,304	-

AGL ENERGY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

	2006 $000	2005 $000
Note 36 - Capital commitments		
Capital expenditure contracted for at reporting date but not provided for and payable:		
Property, plant and equipment		
Not later than one year	-	-
Later than one year but not later than five years	-	-
Later than five years	-	-
	-	-
Note 37 - Lease commitments		
Finance lease liabilities		
Not later than one year	-	-
Later than one year but not later than five years	-	-
Later than five years	-	-
Total minimum lease payments	-	-
Less future finance charges	-	-
Present value of minimum lease payments	-	-
Included in the financial statements as:		
Current borrowings (Note 23)	-	-
Non-current borrowings (Note 28)	-	-
	-	-
Finance lease receivables		
Not later than one year	-	-
Later than one year but not later than five years	-	-
Later than five years	-	-
Total minimum lease receivables	-	-
Less unearned finance income	-	-
Present value of minimum lease receivables	-	-
Included in the financial statements as:		
Current trade and other receivables (Note 8)	-	-
Non-current trade and other receivables (Note 13)	-	-
	-	-
Operating leases		
Non-cancellable operating lease rentals are payable as follows:		
Not later than one year	-	-
Later than one year but not later than five years	-	-
Later than five years	-	-
	-	-

AGL ENERGY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2006

	2006 $000	2005 $000
Note 38 - Contingent liabilities		
Bank guarantees in respect of the company	-	-
Bank guarantees in respect of related entities	-	-
	-	-
Other contingent liabilities		

	2006 $	2005 $
Note 39 - Remuneration of auditors		
Auditor of the Company		
Audit and review of the financial report	-	-
Other regulatory audit services	-	-
	-	-

	2006 $000	2005 $000
Note 40 - Cash flow information		
(a) Reconciliation of cash and cash equivalents		
Cash at bank and on hand	3,901	-
Short-term money market deposits	-	-
Bank overdrafts	(4,533)	-
	(632)	-

(b) Non-cash financing and investing activities

There were no material non-cash financing or investing activities during the year ended 30 June 2006 (2005: nil).

(c) Reconciliation of profit for the period to net cash flows from operating activities		
Profit for the period	4,304	-
Share of profits of associates and jointly controlled entities	-	-
Depreciation, amortisation and asset impairment/(reversal)	571	-
Fair value movements in financial instruments	18,356	-
Net gain on disposal of property, plant and equipment	-	-
Unrealised net foreign exchange gains	(7,493)	-
Changes in assets and liabilities		
(Increase)/decrease in receivables	(69)	-
(Increase)/decrease in inventories	-	-
(Increase)/decrease in other assets	-	-
Increase/(decrease) in payables	3	-
Increase/(decrease) in provisions	-	-
Increase/(decrease) in intercompany tax balances	(4,941)	-
Net cash provided by/(used in) operating activities	10,731	-

Note 41 - Parent entities

The parent entity is The Australian Gas Light Company.

The ultimate parent entity is The Australian Gas Light Company.

Note 42 - Financial support

The Australian Gas Light Company, has agreed to provide financial support, by confirming that it would not call its intercompany receivable from AGL Energy Ltd within 12 months of the 30 June 2006.

Note 43 - Economic dependency

The company is dependent upon certain wholly-owned subsidiaries of the Parent Entity in deriving its major source of income.

Note 44 - Additional company information

AGL Energy Limited is a public company incorporated and operating in Australia.

Registered Office
72 Christie Street
St Leonards NSW 2065
Australia

Principal place of business
72 Christie Street
St Leonards NSW 2065
Australia

DIRECTORS' DECLARATION
FOR THE YEAR ENDED 30 JUNE 2006

The directors of AGL Energy Limited declare that the accompanying financial statements and the notes to the financial statements:

(a) comply with accounting standards; and

(b) give a true and fair view of the financial position and performance of the entity.

The directors also declare that:

(a) in their opinion, there are reasonable grounds to believe that the entity will be able to pay its debts as and when they become due and payable;

(b) in their opinion, the accompanying financial statements and the notes thereto are in accordance with the Corporations Act 2001; and

(c) they have been given the declarations required by s.295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors.



Director

Sydney, 5th October 2006

Deloitte.

Deloitte Touche Tohmatsu
A.C.N. 74 490 121 060
Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

The Board of Directors
AGL Energy Limited
72 Christie Street
St Leonards NSW 2065

5 October 2006

Dear Board Members

AGL Energy Limited

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of AGL Energy Limited.

As lead audit partner for the audit of the financial statements of AGL Energy Limited for the financial year ended 30 June 2006, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(ii) any applicable code of professional conduct in relation to the audit.

Yours sincerely

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU



B J POLLOCK
Partner
Chartered Accountants

Member of
Deloitte Touche Tohmatsu

Liability limited by a scheme approved under Professional Standards Legislation.

Deloitte.

Deloitte Touche Tohmatsu
A.C.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1217 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

Independent audit report to the members of AGL Energy Limited

Scope

The financial report and directors' responsibility

The financial report, being a special purpose financial report, of AGL Energy Limited, comprises the balance sheet, income statement, cash flow statement, statement of recognised income and expense, a summary of significant accounting policies and other explanatory notes and the directors' declaration for AGL Energy Limited, for the financial year ended 30 June 2006 as set out on pages 3 to 21.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report and have determined that the accounting policies used and described in Note 1 to the financial statements are appropriate to meet the requirements of the Corporations Act 2001 and are appropriate to meet the needs of the members. The directors' responsibility also includes the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. No opinion is expressed as to whether the accounting policies used, and described in Note 1, are appropriate to the needs of the members.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal controls, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with the accounting policies described in Note 1 to the financial statements so as to present a view which is consistent with our understanding of the company's financial position, and performance as represented by the results of its operations, its changes in equity and its cash flows. These policies do not require the application of all Accounting Standards in Australia.

Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report and the evaluation of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Member of
Deloitte Touche Tohmatsu

Liability limited by a scheme approved under Professional Standards Legislation.

Deloitte.

The financial report has been prepared for distribution to members for the purpose of fulfilling the directors' financial reporting requirements under the Corporations Act 2001. We disclaim any assumption of responsibility for any reliance on this audit report or on the financial report to which it relates to any person other than the members, or for any purpose other than that for which it was prepared.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of AGL Energy Limited is in accordance with the Corporations Act 2001, including:

(a) giving a true and fair view of the company's financial position as at 30 June 2006 and of its performance for the year ended on that date in accordance with the accounting policies described in Note 1; and

(b) complying with Accounting Standards in Australia to the extent described in Note 1 and the Corporations Regulations 2001.

DELOITTE TOUCHE TOHMATSU



B J POLLOCK
Partner
Chartered Accountants
Sydney, 5 October 2006

ASIC registered agent number	1652
lodging party or agent name	Freehills
office, level, building name or PO Box no	Level 38
street number & name	MLC Centre, Martin Place
suburb/city	Sydney state/territory NSW postcode 2000
telephone	+61 2 9225 5000
facsimile	+61 2 9322 4000
DX number	361 suburb/city Sydney
Ref	



CASH. ☐ REQ-P ☐
PROC ☐

Australian Securities & Investments Commission

form **350**

Certification of
compliance with stamp duties law

Corporations Act 2001
265(4)(b)

corporation name	AGL Energy Limited
A.C.N or A.R.B.N.	74 115 061 375

Details of the charge

date charge was created (d/m/y)	21/08/2006
name of chargees(s) or trustee(s)	CH4 Pty Limited (ABN 29 092 501 016), CH4 Operations Pty Limited (ABN 94 099 540 726)

DPC
27 OCT 2006

Certification

I certify that all the documents accompanying the notification of details of this charge, in accordance with section 263(1), have been duly stamped if so required and as required by any law of the Australian Capital Territory, New South Wales, the Northern Territory, Queensland, South Australia, Tasmania, Victoria and Western Australia relating to stamp duty on any such document.

print name of person signing MICHAEL MORAZA

capacity or nature of interest of person signing (including details of the authority you have, if signing on behalf of a corporation)

AS ATTORNEY FOR AGL ENERGY LIMITED

if signing on behalf of a corporation, print name of corporation & A.C.N. or A.R.B.N.

AGL Energy Limited (ABN 74 115 061 375)

sign here [signature] date 26/10/2006

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Australian Securities &
Investments Commission

AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name – officeholders or members
A3 Change – ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name: AGL Energy Limited

ACN/ABN: 115 061 375

Corporate key: [redacted]

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: Gilbert + Tobin

IPC

ASIC registered agent number (if applicable):

3 NOV 2006

Telephone number: 02 9263 4000

Postal address:
Level 37, 2 Park Street
Sydney NSW 2000

Total number of pages including this cover sheet: 6

Please provide an estimate of the time taken to complete this form. ___ hrs ___ mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: Paul McWilliams

Capacity
- [] Director
- [x] Company secretary

Signature: [signature]

RECEIVED 09 NOV 2006

Date signed: [D D] / [M M] / [0 6]
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

A1 Change of address

This section allows a new address to be applied to one or more purposes (ie registered office, principal place of business, company officeholder or member). You must copy and attach another Section A1 for each new address.

New address

A PO Box is only allowed for a member address

At the office of, C/- (if applicable)

Office, unit, level, or PO Box number (A PO Box is only allowed for a member address)

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Date of change

For members' address changes, use the date of change to the members' register

Date of change

[D D] / [M M] / [Y Y]

Apply address to

You can apply the new address to one or m[redacted]ered office, principal place of business, etc.

Registered office address

A change to the registered office address takes effect either 7 days after lodgement of the notice or a later date specified in the notice.

☐ **Registered office address**

If the registered office has changed, does the company occupy the premises?

☐ yes

☐ no

if no, name of occupier

☐ Occupier's consent (Select box to indicate the statement below is correct)

The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent.

☐ **Principal place of business address**

☐ **Company officeholder's residential address**

1 Family name / Given names

Date of birth

[D D] / [M M] / [Y Y]

Place of birth (town/city) (state/country)

2 Family name / Given names

Date of birth

[D D] / [M M] / [Y Y]

Place of birth (town/city) (state/country)

Member's address

If there are more than 20 members in a share class, only address changes for the top 20 need be notified.

☐ **Member's address**

1 Family name / Given names

2 Family name / Given names

When a member is a company, not a person

1 Company name (only if a member)

ACN/ ARBN/ ABN

Country of incorporation (if not Australia)

A2 Change of name – officeholders or members

Use this section if an officeholder or member has changed their name.

☐ Director ☐ Alternate director
☐ Secretary ☐ Member

Member's name
If there are more than 20 members in a share class, only name changes for the top 20 need be notified. Date and place of birth are not required for members.

Personal name change
Eg change by deed poll or marriage. To register a new officeholder go to B1

Their previous name was (provide full given names, not initials)

Family name

Given names

Date of birth

[D D] / [M M] / [Y Y]

Place of birth (town/city)

(state/country)

Their new name is (provide full given names, not initials)

Family name

Given names

Date of change

Date of change

[D D] / [M M] / [Y Y]

Organisation name change (member only)
When a member is a company, not a person, and the company has changed its name

The previous organisation name was

The new organisation name is

ACN/ ARBN/ ABN

Date of change

Date of change

[D D] / [M M] / [Y Y]

A3 Change – ultimate holding company

Use this section if there is a change to the ultimate holding company

The change is

☐ **There is a new ultimate holding company**

Company name

ACN/ ARBN/ ABN OR Country of incorporation (if not Australia)

☑ **The ultimate holding company has ceased operation as the ultimate holding company**

Company name

The Australian Gas Light Company

ACN/ ARBN/ ABN OR Country of incorporation (if not Australia)

052 167 405

☐ **The ultimate holding company has changed its name**

Company name

ACN/ ARBN/ ABN OR Country of incorporation (if not Australia)

Date of change

Date of change

2 5 / 1 0 / 0 6
[D D] / [M M] / [Y Y]

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code.
If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 – Cancellation of shares	C2 – Issue of shares	C3 – Change to share structure table	C4 – Change to members register
Issue of shares				
☐ Proprietary company	Not required	✔	✔	✔
Public company				
☐ if in response to the Annual company statement	Not required	✔	✔	✔
☑ If not in response to the Annual company statement	Not required	✔	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✔	Not required	✔	✔
Public company				
☐ If in response to the Annual company statement	✔	Not required	✔	✔
☐ If not in response to the Annual company statement	✔	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✔
Public company				
☐ If in response to the Annual company statement	Not required	Not required	Not required	✔
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✔	✔
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✔	✔
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✔
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✔
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares – **S.254J**

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction – **S.256A – S.256E**

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. – **ss.257H(3)**

- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares – **S.258D**

Share returned to a public company – **ss.258E(2) & (3)**

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (case or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	377,005,467	FULLY PAID	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 5 / 1 0 / 0 6
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☑ **Yes**

If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☑ No

ASIC registered agent number	
lodging party or agent name	Gilbert + Tobin
office level building name or PO Box no	
street number & name	Level 37, 2 Park Street
suburb/city	Sydney NSW 2000
telephone	02 9263 4000
facsimile	02 9263 4111
DX number	
Reference	MAK:1000459

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **208**

Notification of

details of shares issued other than for cash

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name	AGL Energy Limited
A.C.N.	115 061 375

IPC
- 3 NOV 2006

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
ORD	377,005,467 fully paid	25/10/06

class code	total number of shares issued	date of issue (d/m/y)

class code	total number of shares issued	date of issue (d/m/y)

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y)

parties to the contract

nature of the contract

☑ **The issue was made under written contract.**

date of the contract (d/m/y)	25/10/06
parties to the contract	AGL Energy Limited ACN 115 061 375, Alinta Limited (formerly Alinta Mergeco Limited) ACN 119 985 590 (Alinta Mergeco) and each holder of converting energy shares in Alinta Mergeco.
nature of the contract	Buy Back Agreement

☐ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution and/or replaceable rules

☐ **The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.** or ☐ **The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.**

date of relevant resolution or authority (d/m/y)

summary of the provisions of the relevant resolution or other authority

☐ **The issue was made in satisfaction or part satisfaction of the purchase price of property.**

details of the property:

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	$

☐ **The issue was made in consideration of services rendered or any other consideration not mentioned above.**

details:

Signature

I certify that the information in this form is true and complete.

print name Paul McWilliams capacity Secretary

sign here  date / / / /06

Small business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

The time actually spent reading the instructions, working on the question and obtaining the information

The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number
lodging party or agent name Gilbert + Tobin
office level building name or PO Box no
street number & name Level 37, 2 Park Street
suburb/city Sydney NSW 2000
telephone 02 9263 4000
facsimile 02 9263 4111
DX number
Reference MAK:1000459

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **207Z**

Certification of
compliance with stamp duty law

Corporations Act 2001
117(2), 163(3), 254X(2), 601BC(2)

Company name AGL Energy Limited
A.C.N. 115 061 375

IPC
- 3 NOV 2006

Details of the contract for the issue of shares

date of contract (d/m/y)

25/10/06

name(s) of contracting parties

AGL Energy Limited ACN 115 061 375, Alinta Limited (formerly Alinta Mergeco Limited) ACN 119 985 590 (Alinta Mergeco) and each holder of converting energy shares in Alinta Mergeco.

details of the shares issued, or deemed to have been issued under the contract

number and class

377,005,467 Ordinary Shares fully paid

Certification

I certify that the contract for the issue of shares has been duly stamped, if so required and as required by any law of the Australian Capital Territory, New South Wales, the Northern Territory, Queensland, South Australia, Tasmania, Victoria and Western Australia relating to stamp duty on any such document.

Signature

I certify that the information in this form is true and complete.

print name Paul McWilliams capacity Secretary

sign here  date / / / / /06

Small business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

The time actually spent reading the instructions, working on the question and obtaining the information

The time spent by all employees in collecting and providing this information

hrs mins

GUIDE

This guide does not form part of the prescribed form and is included by ASIC to assist you in completing and lodging form 207Z.

Signature

This form must be signed by a director or secretary.

Lodging Period

This form must be lodged with a Form 484 which has a lodging period of - 28 days

Lodging Fee

Form 207Z - Nil

Form 484 - Nil within the prescribed lodging period.

Late lodging fees apply thereafter	1 month	$65
	More than 1 month	$270

Generally, a form is not regarded as being lodged until it is received and accepted by ASIC as being in compliance with s1274(8) of the Corporations Act 2001. A receipt will not be issued unless requested.

Other forms/documents to be lodged

1. In addition to the Form 207Z **proprietary companies** that issue shares for non-cash consideration under a written contract are required to lodge a Form 484.
2. In addition to the Form 207Z **public companies** that issue shares for non-cash consideration under a written contract are required to lodge a Form 484 and either a Form 208 or a copy of the contract.

Additional information

This form is to be completed by company officers to certify that the company has complied with stamp duty laws pursuant to a written contract for the issue of shares other than for cash.

Send to

Australian Securities & Investments Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Annexures

To make any annexure conform to the regulations, you must

1. use A4 size paper of white or light pastel colour with a margin of at least 10mm on all sides
2. show the corporation name and A.C.N. or A.R.B.N.
3. number the pages consecutively
4. print or type in BLOCK letters in dark blue or black ink so that the document is clearly legible when photocopied
5. identify the annexure with a mark such as A, B, C, etc
6. endorse the annexure with the words:
 This is annexure (mark) of (number) pages referred to in form (form number and title)
7. sign and date the annexure
 The annexure must be signed by the same person(s) who signed the form.

Information in this guide is intended as a guide only. Please consult your accountant or solicitor for further advice.